Bruker Daltonics
2002 Annual Report

BRUKER

Enabling Life Science Tools Based on Mass Spectrometry

BRUKER
DALTONICS®

Table of Contents



Whale Myoglobin D-helix Replacement Mut...
Courtesy of Dr. Michael Berry, Rice Unive...

Company Overview

How Scientists See Us

Bruker Daltonics is a leading worldwide developer and supplier of mass spectrometers, integrated solutions, and related accessories for drug discovery and development, large scale proteomics, metabolomics, genomics, and other life sciences research, as well as substance detection and pathogen identification.

Research scientists worldwide recognize Bruker Daltonics as the leading developer and manufacturer of life science mass spectrometry instruments and solutions as its primary business. Our high-speed mass spectrometers have long been a market leader worldwide, and are known for creating ultra-high productivity in drug discovery and development, high success rate proteomics, and other scientific research applications.



About Mass Spectrometers

Mass spectrometers are precision instruments used by scientists to identify molecules and their composition. These molecules can range in size from small molecules such as drugs (with molecular weights under 1,000 Daltons) to large molecules approaching the megaDalton range. Research scientists worldwide find that the versatility, ultra-high productivity and ultra-sensitivity of our mass spectrometers make them perfect for the study of biological and other compounds.



New research-grade benchtop MicroTOF features 2x better resolution and mass accuracy

Life Sciences Mass Spectrometry

Research scientists have long recognized mass spectrometry as an enabling tool for the study of the life sciences. The completion of the Human Genome Project has now shifted scientific attention to research of the proteome. The study of the proteome, how genes express proteins and their related compounds, as well as how these proteins and protein complexes function, is referred to as "Proteomics." Similarly, the study of compound breakdown components, or metabolites (including the study of disease pathways, metabolomic and biomarker profiling, and fates) is referred to as "Metabolomics." Continued scientific study of the genome, including SNPs and clusters of SNPs, or haplotypes, is known as "Genomics." Drug discovery and development, molecular biology, medical research, proteomics, metabolomics, and genomics are all considered to be among the most important areas of scientific research and discovery today. Mass spectrometry is ideally suited for use in all of these areas of research, with the Bruker Daltonics product line being further optimized to produce very high information content and high success rates, in addition to high throughput. Research scientists worldwide rely on Bruker Daltonics integrated bioinformatics tools to easily manage their entire research process, using our cutting-edge, on-line research and advanced data management capabilities.

Our Life Science systems revenues are currently based on three key technology platforms where we have either number one or number two market share: Matrix Assisted Laser Desorption Ionization (MALDI) Time of Flight mass spectrometers, Fourier Transform mass spectrometers (FTMS), and Ion Trap mass spectrometers (ITMS). In addition, our newest platform, ElectroSpray Ionization (ESI) TOF (and Q-q-TOF) mass spectrometers, is one of our fastest growing product lines.

Mass Spectrometry for Substance Detection and Pathogen Identification

Bruker Daltonics' substance detection and pathogen identification devices are in use today worldwide for anti-terrorism, law enforcement, protection of our armed forces from chemical and biological agents, radiation detection, and facilities monitoring. Law enforcement agencies, emergency response, and government defense agencies use our portable or fixed detection and identification systems, which are based on a dual use of the same advanced mass spectrometry technology used in our life science systems.



Company Overview

Our Current markets and Our Future

Our goal is to further enhance our position as a leading provider of mass spectrometry and integrated solutions for the worldwide life sciences and substance detection and pathogen identification markets.

Our future growth is firmly founded on established global trends with long-term implications, including the constant requirement to accelerate pharmaceutical drug discovery and development, and leveraging of the completed Human Genome Project to drive research in diseases, as well as all of the Human Proteome projects. In parallel, today's ever present need to improve security will require even more sophisticated detection tools which are more portable, faster, and have improved sensitivity for chemical and biological substance detection. We plan to meet these scientific needs by continuing our development of state-of-the-art instrumentation and completely integrated solutions in these application areas.

Science has entered a new era in which our big pharmaceutical and government research customers are focused more than ever on finding treatments and cures for major diseases, e.g. HIV and cancer. New advances in drug discovery and development, proteomics, metabolomics, genomics (including pharmacogenomics), and related research areas are helping save lives, improving the quality of life, and bringing new hope. New drugs are to be developed to target viral, parasitic, and fungal protein kinases, for example. Our newest products, such as the **ultraflex TOF/TOF**™, **APEX IV**™, and **BioTOF Q**™ mass spectrometers, are cutting-edge research tools which represent major technology advances that boost our pharmaceutical research customers' abilities to make scientific breakthroughs in their areas of study. For example, our **Proteineer**™ system automates the preparation of proteins from gel separation to spot picking, digestion and robotic sample placement on our patented **AnchorChip**™ sample microarrays, enhancing the high quality and specificity of the **ultraflex TOF/TOF** analysis and providing research scientists with big bioinformatics knowledge gains. **Proteineer** now provides research organizations with previously unheard of success rates in protein identification, leading to the new term *High Success Proteomics*.

We recognize the need to continually develop new platforms and life science applications. We will continue to integrate our technologies across new and existing platforms and provide new levels of integrated automation in sample preparation and processing—with our integrated bioinformatics making the management of the resulting high volumes of data and information both easy and powerful. We will enhance our competitive advantage by continuing our strategic alliances and pursuing acquisitions and other methods of business growth and development, where applicable. We will also continue to leverage our extensive intellectual property, and continue to maintain the highest standards of scientific and corporate integrity for which we are known worldwide.

On August 4, 2000, Bruker Daltonics became a publicly traded company on the NASDAQ with the trading symbol of BDAL.

Billerica

Bremen



Spot number	Protein
1	Cytochrom b5s
2	SUPEROXIDE DISMUTASE [CU-ZN]
3	NON-SELENIUM GLUTATHIONE PHOSPHOLIPID HYDROPEROXIDE PEROXIDASE
4	TYPE II PEROXIREDOXIN 1
5	Phosphatidylethanolamine binding protein
6	M-Ras GTP-phosphohydrolase
7	HEME-BINDING PROTEIN
8	GDP dissociation inhibitor 2
9	NONSELENIUM GLUTATHIONE PEROXIDASE
10	Prohibitin
11	Tropomyosin
12a	SMP30
12b	SMP30
13	Mus musculus arginase
14	HETEROGENEOUS NUCLEAR RIBONUCLEOPROTEIN G
15	beta-Actin
16	ADENOSYLHOMOCYSTEINASE
17a	Protein disulfide-isomerase
17b	Protein disulfide-isomerase
17c	Protein disulfide-isomerase



Quality Assurance (QA): Final check of AnchorChip Targets





To Our Shareholders

In 2002, we kicked off our new product introductions with some very significant new systems, solutions and bioinformatics tools for drug discovery and development, expression proteomics, interaction proteomics, metabolomics, and functional genomics. Our academic, government, and pharma/biotech customers again proved to be quite pleased with the pace of innovations-turned-into-products coming from our US and European R&D teams and strategic partners.

Accordingly, we were able to continue our strong growth momentum and gains in market share. In 2002, we have clearly succeeded in becoming one of the major players in life-science mass spectrometry, successfully crossing the $100 million revenue barrier, and almost tripling our product revenue over just four years.

Demand and funding for our innovative, high-performance products and integrated solutions continue to grow worldwide, as life science research funding shifts from gene sequencing, DNA/RNA expression arrays, and high-throughput screening towards genetic variation analysis, proteomics and metabolomics. This progression in the post-genomic era indicates a renewed emphasis on technologies that provide high information content and superior data quality in order to achieve meaningful progress in biological knowledge, target validation or essentially error-free human genotyping.

Mass spectrometry has emerged as a critical, information-rich bioanalytical technique in genomics, and downstream from genomics. We expect that the fundamental revolution in molecular biology, diagnostics and medicine, and the associated funding trends in drug discovery and development, as well as in a wide range of life science research fields, will continue to benefit our growth well into the future, independent of economic cycles.

High information content, or so-called "high-success", proteomics and metabolomics have been strong growth areas across our life science mass spectrometry product lines in 2002. We expect this trend to continue in the coming years. We are continuing our drive to create more powerful and flexible systems for these and other target markets and to make our innovative proteomics sample preparation solutions and mass spectrometers still more automated, even easier to use, and of increasing value to the scientific research community.

At the beginning of the era of personalized medicine, we contribute to the study of the efficacy, pharmacology, and toxicity of drugs with our systems for pharmacogenomics and clinical proteomics. More and more, pharmaceutical and biotech companies are trying to stratify their clinical trial subjects. Pharmaceutical companies realize this approach will help in bringing more successful NMEs (New Molecular Entities) to market sooner and at lower cost. Once these new types of drugs are approved, patients will need tests for panels of SNPs, or haplotypes, or protein biomarker patterns to determine appropriate therapeutics for them. The personalized medicine approach will become more and more prevalent, perhaps even for a majority of the drugs prescribed in 10 to 20 years. This merger of molecular diagnostics and therapeutics will help to increase the safety of the drugs for those who really need them, while avoiding use with patients who cannot be benefited or might even be harmed.

During the year 2002, we enhanced our leadership position in Fourier Transform Mass Spectrometry (FTMS). Now available with an expanded price and performance range, the **APEX IV** series of FTMS systems offers research scientists the highest mass resolution and accuracy available. We introduced the first ultrahigh-field commercial 12 Tesla actively-shielded magnet for our FTMS product line, a particularly important product for ultra-high resolution *shot-gun* and *top-down* proteomics. Importantly, a number of our new robotics, consumables and bioinformatics tools enhance our strategic **Proteineer** solution for integrated expression proteomics.

For the full year 2002, our life-science systems new order bookings again increased strongly, by 22% when compared to the full year 2001. Our product revenues in 2002 were $116.2 million, up from $91.8 million in 2001. For the year 2002, the most significant order



Bremen, Germany

growth for our Company occurred in MALDI-TOF/TOF, due to the unprecedented information content and sensitivity offered by this novel proteomics technology, as well as in ESI-(Q-q-)TOF orders. Many more universities and medical schools opted for our high performance **ultraflex TOF/TOF** than we had initially anticipated. Geographically, we are particularly pleased with our growth in the Asia-Pacific region. With our more and more competitive global distribution network, we have continued our global number one or two market position in several mass spectrometry platforms.

In 2002, nearly 65% of our life-science orders came from universities, medical research institutions, government life-science labs and other non-profit institutions, where we expect to see continued strong funding worldwide in 2003 and beyond. In terms of dollar value, approximately 80% of our life-science systems orders were booked by our direct sales force, while about 20% were booked via our strategic partners and country distributors.

Our financial performance continues to show significant operating improvements, with strong top-line and operating income growth in 2002. While we are pleased with our operating and financial performance this year, we are working vigorously to further enhance our profitability. We see healthy demand across our life-science platforms. New enabling life science tool introductions in the first half of 2003 are expected to further fuel our growth and profitability.

During the year, we built or expanded alliances or collaborations with important customers, for example with Roche, to focus on the development of highly efficient methods for mass spectrometric protein analysis in drug and diagnostics discovery, or with various other partners for clinical proteomics. These scientific collaborations complement our alliances with our strategic partners Agilent, Sequenom and Biacore.

In November 2002, we opened our new North American headquarters for customer support and training, research and development, and state-of-the-art manufacturing. During the year, we also completed a major expansion of our European world class manufacturing, R&D, and customer headquarters facility in Bremen, Germany.

We were pleased to be selected by Frost & Sullivan during the year for their 2002 Competitive Strategy Award for the World Life Sciences Mass Spectrometry Market, their 2002 Product Line Strategy Award for the US Biotechnology Instrumentation Market, and their 2002 CEO of the Year in Drug Discovery Tools Award.

We see continued healthy demand for our life-science systems worldwide. For 2003, we again will have significant new product introductions to support our position as one of the fastest growing life-science tools companies. It is our goal to continue our drive of building a major franchise in enabling life-science tools for the post-genomic era by broadening our technology base and intellectual property, developing and delivering innovative products, and potentially enhancing our revenue and operating income growth via strategic alliances or selected acquisitions.

Sincerely yours,



Frank H. Laukien, Ph.D.
Chairman, President and Chief Executive Officer





Aldehyde dehydrogenase
Courtesy of German Diabetes Research Institute

Corporate Officers



John Wronka, Ph.D.
Vice President of
Bruker Daltonics Inc.



John J. Hulburt, CPA
Chief Financial Officer
and Treasurer of
Bruker Daltonics Inc.



Ulrich Giessmann, Ph.D.
Vice President of
Bruker Daltonics Inc.



Paul Speir, Ph.D.
Assistant Vice President of
Bruker Daltonics Inc.



Jochen Franzen, Ph.D.
Managing Director of
Bruker Daltonik GMBH



Dieter Koch, Ph.D.
Managing Director of
Bruker Daltonik GmbH
Director Of Bruker Daltonics Inc.



Hans-Jakob Baum
Managing Director of
Bruker Daltonik GmbH



Michael Schubert, Ph.D.
Managing Director of
Bruker Daltonik GmbH

Management Team

Frank H. Laukien, Ph.D.
Chairman, President, and
Chief Executive Officer

Dieter Koch, Ph.D.
Managing Director of
Bruker Daltonik GmbH;
Director of Bruker Daltonics Inc.

Jochen Franzen, Ph.D.
Managing Director of
Bruker Daltonik GmbH

Hans-Jakob Baum
Managing Director of
Bruker Daltonik GmbH

Michael Schubert, Ph.D
Managing Director of
Bruker Daltonik GmbH

John Wronka, Ph.D.
Vice President of
Bruker Daltonics Inc.

Ulrich Giessmann, Ph.D.
Vice President of
Bruker Daltonics Inc.

John J. Hulburt, CPA
Chief Financial Officer and
Treasurer

Paul Speir, Ph.D.
Assistant Vice President of
Bruker Daltonics Inc.

Board of Directors

M. Christopher Canavan, Jr.
Director

Collin J. D'Silva
Director
President and Chief Executive
Officer of Transgenomic, Inc.

William A. Linton
Director
Chairman and Chief Executive
Officer of Promega Corporation

Richard M. Stein
Director and Secretary,
Partner of Nixon Peabody LLP

Bernhard Wangler
Director
Principal of Kanzlei Wangler

Scientific Advisory Board

Jean Futrell, Ph.D.
Director, Department of Energy's
Environmental Molecular
Sciences Laboratory; former
Chairman of Chemistry and
Biochemistry at the University of
Delaware

Steven A. Hofstadtler, Ph.D.
Director of Drug
Discovery Technology,
ISIS Pharmaceuticals, Inc.

Joachim R. Wesener, Ph.D.
Head of Mass Spectrometry
Bayer Central Research;
Board Member of German Society
for Mass Spectrometry

Professor Helmut Meyer
University of Bochum, Germany;
President, Protagen AG

Professor Peter Derrick
University of Warwick,
United Kingdom; Director,
University of Warwick's Institute
for Mass Spectrometry; Professor
and Chairman of the Department
of Chemistry

Günther Heinrich, Ph.D.
CEO and President of EPIDAUROS AG

Corporate Information

Independent Auditors
Ernst and Young LLP
200 Clarendon Street
Boston, MA 02116

Legal Counsel
Nixon Peabody LLP
101 Federal Street
Boston, MA 02110

Transfer Agent
American Stock Transfer &
Trust Company





Courtesy of Inhibitors of Protein Kinases Conference, University of Warsaw

Scientists screen drug candidates for P450 enzyme family metabolism and drug-drug interactions.
Courtesy Dr. Eric F. Johnson, Scripps Research Institute



Market Overview

Applications Life Sciences

Scientists find mass spectrometry-based life science tools to be particularly well-suited for their advanced research in drug discovery and development (such as metabolomics), high success proteomics, and genomics (including pharmacogenomics). These research areas are all interrelated, and directly affect each other in many important ways. There are, of course, many other life science applications where research scientists find mass spectrometry to be especially well-suited, but these are areas currently exhibiting particularly high growth potential. Research fields of special interest to scientists in drug discovery and other life sciences include organic chemistry, molecular biology, and molecular physics, for example.

Drug Discovery and Development

Research scientists have confirmed a strong relationship between proteomics and genomics in modern drug discovery and development. High-end mass spectrometers are ideal for these areas of study, as well as with the classical medicinal chemistry approaches to drug discovery. They provide highly accurate mass measurements for empirical formula determination, and also can give corresponding structural information early on, accelerating the entire research process.



Target Validation and Evaluation of Novel, Active Drug Ingredients in Living Cells and Tissues

In drug discovery, minute changes in structural makeup of a molecule or precursor can have dramatic effects on the efficacy of the resulting therapeutic. Extremely accurate methods of structural determination are required. Bruker Daltonics' ultra-high resolution **APEX IV** FTMS systems provide among the most accurate mass determinations of any analytical technique, in relatively short analysis times. Many pharmaceutical companies use multiple Bruker Daltonics **APEX** FTMS units for performing such complex analyses during their drug discovery and development processes.

Metabolic profiling (or "Metabolomics"), the study of the way a drug is metabolized in the body, is another critical part of drug discovery. Metabolomics gives researchers critical insight into favorable and unfavorable drug effects, which must be taken into account during drug design. Typically, LC-MS/MS is done in many stages of the process (with instruments such as the **esquire3000*plus***™) as it provides rapid and precise determinations of metabolites, with the added facility of easy-to-use bioinformatics software.

A new breakthrough product for the pharmaceutical industry, Bruker Daltonics' **MetaboliteTools**™ software for metabolite identification, enables the automated and interactive identification of drug metabolites using LC/MS. The software features a modular set of tools for prediction, detection and identification of metabolites, and seamless networking with the **esquire3000*plus*** series software suite. This product can be utilized with LC/MS and the **LC-NMR-MS^n**.

Our major pharmaceutical clients test large amounts of materials to rapidly determine small structural differences during the synthesis of new compounds. This area of combinatorial chemistry requires high-throughput, high-precision


Drug candidate
Predict


LC-MS run
sample
reference
eXpose
Targeted
LC/MS/MS run

Screening samples to highlight metabolites

analysis that can be performed by a variety of mass spectrometric techniques. Research scientists find our **esquire3000*plus*** LC/MS/MS instrument to be ideal for the analysis of smaller molecules, including many common drugs. For larger, more complicated molecules, and in the case of complex mixtures (such as racemic isomers and very high molecular weight molecules), the **APEX** may again be their instrument of choice. For speed and precision, the ESI-TOF products are also of interest.

Photographs courtesy of Roche

High Success Proteomics

Today many research scientists are studying the complex proteins that genes encode, following the sequencing of the human genome. While it may seem a relatively straightforward process to identify the precise proteins expressed by specific genes, the task in practice is much more challenging for several reasons. Very small modifications of proteins may occur during or after expression, simple changes that result in dramatically different activities of the proteins. With phosphorylations, acetylations, and glycosylations, proteins may *take on an entirely new functionality, in* many cases not doing something they were originally expressed to do.

Proteomics involves identifying proteins and understanding their functions, including localization and protein-protein interactions, and their influence on metabolic processes. Such research on proteins and protein complexes helps determine the causes of abnormalities in biological processes, ultimately allowing scientists to understand the origins of diseases - and provide strategies for disease treatments.

High-end MALDI-TOF mass spectrometry enables very high information content, highly sensitive analysis over a wide mass range, with very high success rates. It is especially suited to protein identification in the large-scale cataloging of expressed proteins. Automated sample processing systems, such as Bruker Daltonics' **Proteineer sp**™ **Spot Picker** and **Proteineer dp**™ **Digest and Prep** robots, provide unattended, rapid sample processing. Subsequent high-throughput screening by Bruker Daltonics' **autoflex**™ **MALDI-TOFs**, complete with automated microtiter plate handler robots, can analyze thousands of samples at a time.

To determine the function of a protein, research scientists determine its properties, including where it functions within a cell, its active binding site(s), and many other aspects. Advanced levels of sample analysis for more in-depth structural information on particular proteins are routinely performed with MS/MS. Various MS technologies from Bruker Daltonics provide this capability. With MALDI, using the **ultraflex MALDI TOF/TOF**, there are **CID, LID,** *and* **ISD** fragmentation methods. LC-MS/MS is also employed for detailed characterization of protein mixtures, using the **esquire3000*plus*** ESI Ion Trap (and now the **BioTOF Q**), and provides detailed structural information for individual digest peptides as they are eluted from an LC separation, with the added benefit of identification and localization of many post-translational modifications.

With a high speed laser repetition rate perfectly matched to the TOF duty cycle, highly efficient MS/MS and extensive automation of workflow, the **ultraflex TOF/TOF** provides the most sensitive analysis possible. It provides *two key analyses* on the very same microtiter plate format target, thus preserving scarce and precious samples. Initially, high throughput screening is performed in TOF mode. After screening, those same samples which still need further analytical work can be re-analyzed, this time in TOF/TOF mode to deliver highly specific structural data.

Combining our extensive bioinformatics tools such as **Proteinscape**™ and **Biotools**™, along with integrated MALDI and ESI mass spectrometry and our **sp/dp** robotics, we deliver a powerful turnkey solution to these challenging problems: **Proteineer**™.

De novo sequencing capabilities are also available with the TOF/TOF and BioTof Q mass spectrometers. For other advanced structural studies, e.g., protein-protein interactions, and protein-ligand interactions, the Bruker Daltonics **BioTOF** series mass spectrometers provide essential information often not available with MALDI-TOF or ESI-Ion Trap techniques.

FTMS is playing an important and expanding role in proteomics, with the trend now being toward *high field* FTMS of at least nine Tesla for ultra-high resolution proteomics. High field FTMS is becoming essential for both shotgun and top-down proteomics approaches.

We are collaborating with the Swedish firm Biacore in functional proteomics. Biacore's SPR-based research system, the Biacore 3000, is being enhanced with automated and increased capacity recovery functionality with direct deposition to MALDI AnchorChip target for further analysis by MALDI-TOF, and even TOF/TOF mass spectrometry. This synergistic combination is a powerful, information-rich technology solution a scientist can obtain for interaction proteomics.


twister

Dr. Hanno Langen, Head of Proteomics at Roche and HUPO Council member, with one of the numerous ultraflex-TOF/TOFs Roche uses for proteomics research. Roche has a rich NME portfolio

Functional Genomics & SNPs

Very small changes in single genes may well result in the production of different functionalities in the proteins they express. Single-nucleotide polymorphisms, or SNPs, are minute changes in genes due to defects or exogenous forces that will result in production of proteins with different structures and functionality from the original architecture. SNPs can occur in nature, or be intentionally introduced to create new proteins.



Hepatitis C Virus *Courtesy of Roche*

The scientific study of SNPs is an important area within functional genomics. Functional genomics is now evolving into genome-wide approaches of studying gene functions and their relationship to corresponding proteins, with emphasis on drug discovery.

Pharmaceutical research organizations often attempt to associate groups of SNPs with diseases in their drug development and clinical trials for several purposes. The most obvious reason is to create new and improved existing drugs and to provide "personalized medicines". However, they may also aid physicians in screening out patients who could have adverse or grave genetic predispositions to drugs prior to clinical trials, an issue that has come to prominence recently in the literature. Screening genetic markers of patients will become a major determining factor in defining the prescription of specific drugs to aid efficacy, in addition to preventing adverse reaction.

Recently introduced, **Genolink**™ is a novel platform for semi-automated SNP genotyping, helping bridge proteomics and genomics. Based on MALDI-TOF mass spectrometry, **Genolink** is designed to complement **Proteineer** for proteome analysis. As part of **GenoLink,** a robotic DNA sample purification procedure using magnetic beads is available to deliver optimal samples for MALDI MS analysis.

MALDI mass spectrometers, in particular the Bruker Daltonics MALDI-TOF **autoflex,** are especially well suited to the high-throughput detection requirement of SNPs in genes. Large-scale genotyping of this kind is the major pursuit of a key strategic partner of ours, Sequenom, a market leader in the field.



Haplotype Map *Courtesy of Benjamin Fry, MIT Media Lab*



Influenza Virus *Courtesy of Roche*



Functional Genomics
Courtesy of LSBC

Market Overview

Applications: Atomic, Biological, and Chemical Substance Detection and Pathogen Identification

Atomic/Nuclear, biological, and chemical substance detection (ABC a.k.a. NBC) and pathogen identification markets continue to grow worldwide in both the defense and civilian areas. Bruker Daltonics has long been and continues to be a worldwide leader in this sector. We provide a complete range of sensitive atomic, biological, and chemical detection and identification products. These field-hardened systems make use of many of the same advanced mass spectrometry technologies as our life sciences instruments, in addition to ion mobility spectrometry, Fourier-Transform infrared spectroscopy and others.

In 2002 Bruker Daltonics concentrated on developing strategic partnerships in a variety of market sectors to promote its substance detection products. Of particular note, Bruker Daltonics completed delivery of a sizeable chemical-biological mass spectrometer contract to the US Army.






NEUWERK






T45

Product Overview

Life Sciences Mass Spectrometry

Bruker Daltonics provides research scientists with a wide array of cutting-edge, high-end mass spectrometry systems and integrated solutions for life science applications. Using these enabling tools to measure molecular weights, research scientists worldwide analyze biologically active molecules and related compounds with ease.

Mass spectrometers are complex instruments, but most are based upon simple theories of operation. Basically, a sample is introduced to the system and its molecules are then ionized (electrically charged.) The ions are then introduced immediately into some form of mass separation device and subsequently sent to a detector, where they are registered with their intensity. The resultant spectra are then processed with the appropriate software to determine the molecular weight, and whenever possible, the chemical structure.

Mass spectrometers contain the following three basic components:
(1) Sample introduction and ionization, (2) Mass analyzer, and (3) Detector data system. Bruker Daltonics systems optimize these components for superb performance in a wide range of life science applications, including a complete range of productivity-enhancing automation systems and integrated bioinformatics software packages.

MALDI TOF & TOF/TOF MS

Bruker Daltonics provides an extensive MALDI-TOF product line, ranging from routine walk-up quality assurance / quality control (QA/QC) to the most advanced, information-rich proteomics analysis. We also provide important automation and sample handling accessories, for the highest possible throughput. MALDI is a rugged, versatile ionization source for analyzing a wide variety of biological materials, especially proteins, peptides, and oligonucleotides.

Bruker Daltonics' **ultraflex**, part of our integrated **Proteineer** system, is our most powerful MALDI-TOF system yet delivered. With two configurations, **ultraflex TOF** and **ultraflex TOF/TOF**, the system features a standard microtiter format target plate, with an available 20-plate changing robot for 24/7 operation. All configurations include *our patented gridless reflectron system.* The **ultraflex** is a high-throughput, high-success rate proteomics system that enables characterization of peptide digests directly, following gel processing and deposition onto the patented AnchorChip sample plates. The **ultraflex TOF** can be upgraded easily to the full TOF/TOF configuration—a unique advantage for the marketplace. The TOF/TOF version performs molecular weight and structural analysis on the same sample. The **ultraflex** is *the* only TOF/TOF available that uses the *industry-standard MTP format,* a clear requirement for high throughput automation, and often a key deciding factor in scientists' TOF/TOF selection process.

The **ultraflex TOF/TOF** features our patented LIFT TOF/TOF ion optics for true MS/MS. The system features two TOF regions, the first to select the components of interest and fragment them, the second to highly accelerate the new fragments through a gridless reflectron for simultaneous detection at the highest sensitivity. With true high energy CID fragmentation built in, important side-chain fragments (to differentiate leucine and isoleucine, for example) and immonium ions (to see peptide building blocks) can be observed, which are ideal for *de-novo* sequencing applications. For protein ID work, the LID process offers superb MS/MS efficiency and simpler spectra where *all* of the information can be used in database searching. This extra specificity, *at the speed of MALDI-TOF*, provides much greater success rates for protein ID before the need to do any lengthy LC-MS/MS runs.

Uniquely, a third decomposition method, **ISD**, is also available to the **ultraflex** user, providing research scientists with the most flexibility available. It can generate structural information from intact proteins. No other TOF/TOF architecture provides advanced optics with such *flexibility.*



ultraflex TOF/TOF

autoflex



The Bruker Daltonics **autoflex** is a high performance linear and reflectron MALDI-TOF system. It is geared for high performance and can be configured for ultra-high throughput analysis. Using Bruker Daltonics 1536-position microtiter plates and a standard 20-plate automated sample handler robot, the **autoflex** can process *30,000 samples without operator intervention.* The **autoflex** provides excellent sensitivity and resolution in a wide variety of life science applications. With features like sample tracking by transponder or barcode, and remote operation and service modules, it is an ideal system for drug discovery, genomics and high-throughput, high-information proteomics analysis. This enabling life sciences tool seamlessly integrates into Bruker Daltonics' **Proteineer** system.


omniflex LT

omniflex LT

The **omniflex**™ is a bench top, walk-up MALDI TOF system used for general biology and biochemistry laboratories, drug development, QA/QC, oligonucleotide and even polymer analysis. The **omniflex LT** is an entry level version of the popular **omniflex**, and allows us wide marketplace exposure, completing the most comprehensive MALDI-TOF product line available.

FTMS Now at 9.4 and 12 Tesla for High Field Proteomics

Bruker Daltonics recently introduced the first ultrahigh-field *12 Tesla* (12T) actively-shielded magnet for its **APEX IV** Fourier Transform Mass Spectrometry (FTMS) product line, adding to our other existing product for *high field proteomics*, the 9.4T FTMS. Scientists are finding this high field, superconducting magnet technology to be particularly important for *ultra-high resolution proteomics.* The increase in field strength to 12T further enhances key performance advantages of the FTMS, providing major improvements in dynamic range, and also resolving power, sensitivity, mass range, and mass accuracy for life-science applications. For *high success proteomics*, our new Q-q-FTMS hybrid instrument, the **APEX Q**™, sets the standard for shotgun and top-down proteomics as well as providing the most intimate structural details in LC-MS/MS analyses. This is a quantum leap in the technology. Our conventional field 4.7T and 7.0T FTMS models remain ideal for small molecule analysis. With a large number of source options, the **APEX IV** performs accurate mass analyses to sub-ppm levels in many complex matrices. We believe that the **APEX IV** FTMS provides the highest resolution, selectivity, precision, dynamic range, and experimental versatility of any commercially available mass spectrometer.


Infinity Cell
BRUKER DALTONICS
APEX IV

APEX IV

BioTOF Q


BioTOF Q

ESI-TOF Provides Gentle Ionization for Proteomics

ElectroSpray Ionization (ESI) with the Bruker Daltonics **APOLLO**™ source allows research scientists to put biological samples into the TOF spectrometer at a neutral pH. This inherently "gentle" method of ionization, followed by TOF analysis, is ideal for the analysis of proteins and non-covalently-bound complexes. The **BioTOF III**™ is a powerful tool used for the study of proteins and protein complexes, along with protein-protein, drug-protein, and protein-ligand interactions. The system is also used for high accuracy work to confirm empirical formula on small molecules.

The **BioTOF Q** ESI Q-q-TOF adds tandem mass spectrometry (MS/MS) capabilities to the **BioTOF III** system. Tandem mass spectrometry using a Q-q-TOF geometry permits the sensitive and highly accurate determination of molecular fragments in proteomics identification, *de novo* peptide sequencing, complex mixture analysis and other life-science applications. A **BioTOF III** easily upgrades to a **BioTOF Q,** when scientists so require, and offers a powerful LC and LC-MS/MS system.

Brand new to the ESI-TOF product line is the ***MicroTOF***™, a benchtop ESI-TOF geared to drug discovery and fast LC-MS of small molecules. It is the first benchtop ESI-TOF with 10,000 (FWHM) resolution and 3 ppm mass accuracy.

Esquire ESI-ION TRAPs, for Advanced LC/MS^n

The unique orthogonal design of the its ESI source gives Bruker Daltonics' widely-installed **esquire** series spectrometers outstanding robustness, sensitivity, and reproducibility over a wide range of LC operating conditions. Its multipole ion trap mass analyzer provides a unique combination of mass range, scan speed, and resolution, giving the **esquire** series unrivaled analytical performance. The **esquire** series mass spectrometers are another integral part of the Bruker Daltonics **Proteineer** system. **Esquire** *applications focus on proteomics using LC-MS/MS and 2D-LC-MS/MS, along with metabolomics and metabolyte profiling.*

The new **esquire HCT** is the perfect solution for many tasks in proteomics, drug discovery, and LC/MS^n applications. The **esquire HCT** is the most advanced LC/MS system available for structural characterization and quantitation of complex mixtures in drug discovery, proteomics, metabolic profiling, food analysis, environmental analysis, and combinatorial chemistry.

The **esquire2000** system is a versatile and affordable member of the **esquire** family of mass spectrometers, geared more to small molecule analysis. With many of the same cutting-edge features as the **esquire3000*plus***, it includes automated LC/MS/MS and manual MS^3, with excellent sensitivity and resolution. In addition to our direct sales channels, we provide an OEM partner (Agilent) with their own "private label" ion trap systems.


esquire HCT

New Esquire HCT with UltraScan, a novel high capacity ion trap for faster, even more sensitive bioanalysis

The impressive **LC-NMR-MS$^{(n)}$** system is an important bioanalysis tool for the pharmaceutical and biotechnology industries, addressing the bottleneck in structural elucidation and characterization of complex mixtures. The **LC-NMR-MS$^{(n)}$** system combines standard HPLC systems with the world-renowned Bruker BioSpin Nuclear Magnetic Resonance (NMR) AVANCE™ system and the Bruker Daltonics **esquire3000*plus***. Now available with SPE and CryoFlowProbes™, it has major applications like drug metabolite ID from complex mixtures and screening for disease markers in body fluids.


500
UltraShield

LC-NMR-MS^n
Integrated hyphenated technology for comprehensive structural determination


Ecological Importance
• Plant protection against herbivores
• Impact on the nutrient cycles in soils
tannins
proteins
exo-enzymes
tannin/protein complexes
tanin/exo-enzyme complexes
• Slow degradation of litter
• Immobilization of N

Examining the nutrient cycle in forests with MALDI-TOF and NMR
Courtesy Dr. Heike Knicker, Technical University of Munich

Proteineer Systems — an Integrated Suite of Products for High Success Proteomics

Scientists often begin proteomics research in the analytical lab with a 2-D gel electrophoresis separation. Once separated, spots are identified and interesting candidate spots are isolated, removed, and processed for analysis. Large scale proteomic analyses often require an initial screening step which aims for the identification of large numbers of proteins. Sample throughput and success rate (the number of positively identified proteins) are key factors in this type of analysis. This analysis is typically performed via automated MALDI-TOF MS peptide mapping.

Additional MS/MS fragment analyses for further identification and verification can be performed by MALDI-TOF/TOF MS/MS on the same MALDI sample. Further information can also be obtained by ESI nano-LC/MS/MS, which is slower, but allows for *ID of even the most complex samples* and provides high sequence coverage. ESI nano-LC/MS/MS provides for a detailed in-depth analysis of the injected sample with high sequence coverage. Information on post-translational modifications can be obtained. In addition, gel free 2D-LC-MS/MS strategies can be employed in parallel in our ESI mass spectrometers.

Bruker Daltonics' integrated **Proteineer** system is designed for screening and in-depth work, yielding high-success, information-rich proteomics from end-to-end. The process begins with spot picking from a gel and digestion and preparation of the sample, making it ready for analysis. **Proteineer** does all this using sophisticated robotics systems, the **Proteineer sp** and **Proteineer dp**, sequentially. High-throughput screening continues with the **autoflex MALDI-TOF** or **ultraflex MALDI-TOF/TOF** with **LID** and **CID** modes. Research scientists can then target interesting candidates or samples for additional analysis via LC-$MS^{(n)}$, as desired.

The **Proteineer sp Spot Picker** provides automated spot localization (imaging) and picking from 2D gels into 96 micro well plates. The **Proteineer dp Digest & Prep** station subsequently digests and prepares the material from the gel plate for analysis via MALDI TOF or ESI Ion Trap. Automated MS sample preparation includes sampling, mixing with the appropriate matrix, and deposition onto MALDI targets with clean-up, where necessary.

Bioinformatics

Proteinscape data warehousing software organizes analyses and search results, and provides a results-driven strategy for the sample workflow (**WARP**™), providing optimized use of instruments and samples. **Proteinscape** calls on other bioinformatics tools (such as our **BioTools**™ or the **MASCOT**™ database search engine).

Bruker Daltonics Cross Platform Applications Software

BioTools — For protein ID, de novo sequencing & ID conformation
MetaboliteTools — Prediction and detection of drug metabolites in drug discovery
Polytools™ — Synthetic polymer analysis tool kit for measuring polydispersity, conforming end groups, etc.
Genotools™ — SNP genotyping
Compass™ — an intuitive, unified software environment for all our life-science mass spectrometers



CARE — Consumable and Aftermarket Resources

We provide a wide range of high-quality consumables, accessories, robotics and software, such as purified MALDI matrices and calibration standards, digestion kits, and **AnchorChip** plates. Our CARE product range is optimized and certified for all Bruker Daltonics products, and comes with the full support and backing of our experienced application scientists.


AnchorChips

AnchorChips for 10-100x Sensitivity Increase

All Bruker Daltonics MALDI-TOF mass spectrometry systems make use of our exclusive **AnchorChip** microarrays for sample analysis. **AnchorChips** employ patented fluid concentration technology that *improves sensitivity 10-100 times* and dramatically reduces analysis time per sample by concentrating the samples in precisely-defined, memorized locations on the chips. **AnchorChips** allow life science researchers to first detect and then work with scarce samples far below the limits of normal detection capabilities. Research scientists find that the *industry-standard, microtiter plate format* **AnchorChips** dramatically boost their productivity.

Scientists boost sensitivity 10-100x with AnchorChip.





Product Overview

Substance Detection and Pathogen Identification

Bruker Daltonics has over 20 years of experience in the development, engineering, and manufacturing of equipment for substance detection and pathogen identification (our NBC or ABC division). We have an extensive variety of products for a wide range of defense and civilian applications, including soil, water, and air monitoring systems. Many of our systems have been deployed by allied governments worldwide, and are field-proven for durability and performance. These products are now in the spotlight in this time of world unrest.

Bruker Daltonics' Chemical Biological Mass Spectrometer (CBMS) is a military ruggedized mobile ion trap mass spectrometer for the identification of chemical warfare agents and the classification of biological warfare agents (such as anthrax). The CBMS, equipped with a virtual impactor and pyrolyzer, is capable of detecting and classifying biological warfare agents in just three minutes. Our CBMS is used in the U.S. Army's Biological Integrated Detection System, or BIDS.

Our **EM 640/640S** is a mobile mass spectrometer for fast on-site detection of hazardous compounds from air, soil, and liquids. The rugged GC/MS system is designed for fast and simple on-site assessment of chemical catastrophes and environmental accidents involving organic compounds.

The Rapid Alarm and Identification Devices (**RAID**) use state-of-the-art IMS (ion mobility) technology in detecting chemical warfare agents. The **RAID** instruments are hand-held, portable and mounted chemical compound detectors with automatic alarm functions. These detectors can be operated in the field, on vehicles or ships, and in buildings. A mounted version, the **RAID-S**, is designed for long-term operation as a trace gas detector in buildings, and may be used as a detector for high-volume air conditioning and heating systems.

The **HAWK** is a long-distance detection system for chemical defense, security disaster management, and pollution control. The **HAWK** is based on infrared technology and has the ability to scan the horizon automatically. It can remotely identify most known chemical warfare agents, as well as many important toxic industrial chemicals, over distances of several kilometers. This rugged detector may be mounted on several platforms, including a tripod, and can even detect while in motion.

The Bruker Daltonics Mobile Mass Spectrometer (**MM1**) for reconnaissance vehicles is known worldwide as an extremely rugged and field proven GC/MS system for chemical warfare agent detection. The **MM1** is the key component in NBC reconnaissance vehicles for, among others, the United States, Great Britain, Germany, Saudi Arabia, and South Korea. The **MM1** played an important role in Operation Desert Storm.

Our **SVG 2** represents the new generation of nuclear radiation detectors. The **SVG 2** is a hand-held, hardened microprocessor controlled radiation detector, based on state-of-the-art semiconductor technology. It is equipped with integrated sensors for gamma and neutron radiation detection, an external personal dosimeter, and an external $\alpha/\beta\text{-}\gamma$ probe. A broad range of γ-dose rate is covered. The new Type 45 Class of British destroyers will be equipped with our **SVG 2**s.



CBMS



RAID-S



RAID-M

SVG 2

HAWK

Creating the Future in Life Sciences

During 2002, Bruker Daltonics' message to research scientists has been "Create the future...together we can do anything!" Science has entered the post-genomic era, and the world has changed forever. Our leading mass spectrometers in the hands of research scientists are delivering breakthrough results today and promise even greater potential for the future. This enormous value that we deliver in drug discovery and development, high success proteomics, metabolomics, genomics, and related life science fields is our key to the future.

We at Bruker Daltonics understand our role in this new scientific era. We provide solutions, the enabling life science tools based on mass spectrometry, to help our customers make their scientific breakthroughs. We are dedicated to life sciences mass spectrometry, our core competency, and are determined to provide even more value with new, more powerful state-of-the-art scientific instrumentation, automation, bioinformatics software, workflow, and consumables.

What's next? As always, more life science tools, more scientific answers....and then more scientific questions. The process continues as research scientists use our technology to learn more about our world, and how to make it a healthier and safer place. In this environment of opportunities, challenges and discovery, we are working worldwide with research scientists to build the future. Using our instrumentation and technologies, these scientists are now making, and will continue to make, people's lives healthier and happier around the globe.

What's next? Continuing innovation in tools for the life sciences

FROST & SULLIVAN
CEO OF THE YEAR
BRUKER DALTONICS INC
Presented to
FRANK LAUKIEN, PHD

High Field FTMS is now becoming the standard for ultra-high resolution mass spectrometry for proteomics research and other drug discovery research

Metabolite Tools, the future for automated and interactive identification of drug metabolites using LC/MS

BRUKER DALTONICS K.K.

We are particularly pleased with our growth in the Asia-Pacific region

Bremen, Germany
Where breakthroughs in enabling life-science tools based on mass spectrometry take place

Grand Opening of North American Headquarters

for Customer Support, R&D and Manufacturing

















Grand Opening photography by Tony Iannuzzi

Financial Report 2002

Selected Financial Data

The data presented below have been derived from financial statements that have been prepared in accordance with accounting principles generally accepted in the United States and should be read with the consolidated and combined financial statements, including the notes, and the "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this report.

(in thousands, except per share data)

Consolidated/Combined Statements of Operations Data:	1998	1999	2000	2001	2002
		Year Ended December 31,			
Product revenue	$40,157	$60,620	$74,772	$91,765	**$116,150**
Other revenue	2,050	4,070	1,830	926	**218**
Net revenue	42,207	64,690	76,602	92,691	**116,368**
Total costs and operating expenses	42,368	62,050	75,868	89,418	**110,623**
Operating (loss) income from continuing operations	(161)	2,640	734	3,273	**5,745**
(Loss) income from continuing operations	(888)	876	2,066	3,637	**(6,200)**
(Loss) income per share from continuing operations	$(0.02)	$0.02	$0.04	$0.07	**$(0.11)**

In 2002, the Company took a $9.6 million charge due to the write-down of investments in other companies.

Consolidated/Combined Balance Sheet Data:	1998	1999	2000	2001	2002
		As of December 31,			
Cash, cash equivalents and short-term investments	$1,135	$2,443	$94,629	$70,131	**$46,911**
Working capital	6,338	12,080	111,054	99,600	**87,294**
Total assets	63,841	67,309	183,382	189,074	**203,102**
Total debt	17,924	15,340	12,037	15,208	**23,395**
Total stockholders' equity	10,340	10,058	124,172	127,547	**126,378**

Common Stock Market Prices

Our common stock has been quoted on the Nasdaq National Market since August 4, 2000. Prior to that time, there was no public market for the common stock. The following table sets forth, for the period indicated, the high and low sale prices for the common stock as reported on the Nasdaq National Market.

	High	Low
First Quarter 2001	$27.25	$8.31
Second Quarter 2001	$24.50	$10.94
Third Quarter 2001	$19.47	$10.38
Fourth Quarter 2001	$26.00	$13.34
First Quarter 2002	$18.25	$8.63
Second Quarter 2002	$10.40	$3.93
Third Quarter 2002	$6.39	$2.95
Fourth Quarter 2002	$6.10	$4.25
First Quarter 2003 (through March 21, 2003)	$5.10	$2.59

On March 21, 2003, the last sale price of the common stock on the Nasdaq National Market was $2.99. As of March 21, 2003, we had approximately 35 holders of record of our common stock. This number does not include the individual beneficial owners of shares held in nominee name or within clearinghouse positions of brokerage firms and banks.

We have never declared or paid cash dividends on our capital stock. We currently anticipate that we will retain all available funds for use in our business and do not anticipate paying any cash dividends in the foreseeable future.

On August 3, 2000, a registration statement on Form S-1 (No. 333-34820) was declared effective by the Securities and Exchange Commission, pursuant to which 9,200,000 shares of our common stock were offered and sold by us at a price of $13 per share, generating gross offering proceeds of approximately $119.6 million. The managing underwriters were UBS Warburg LLC, CIBC World Markets and Thomas Weisel Partners LLC. In connection with the offering, we incurred $8.4 million in underwriting discounts and commissions, and approximately $1.5 million in other related expenses. The net proceeds from the offering, after deducting the foregoing expenses, were approximately $110.0 million. No payments or expenses were paid to directors, officers or affiliates of the Company or 10% owners of any class of equity securities of the Company. We have used a portion of the net proceeds of the offering to fund our continuing research and development activities, for working capital purposes, facility expansions and other general corporate purposes. Additionally, we have used approximately $7.0 million of the net proceeds to pay off a portion of our outstanding bank debt. The balance is invested in a variety of interest-bearing instruments including investment-grade corporate bonds, commercial paper and money market accounts.

On November 22, 2000, we issued 79,218 shares of our common stock, par value $.01 per share, to GeneProt, Inc. in exchange for shares of GeneProt valued at a total of approximately $2.2 million. The shares of our common stock were issued pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended, afforded by Section 4(2) of this act.

On March 12, 2001, we issued 28,425 shares of our common stock, par value $.01 per share, to Affinium Pharmaceuticals, Inc. (formerly Integrative Protemonics, Inc.) in exchange for shares of Affinium Pharmaceuticals, Inc. valued at a total of approximately $428,000. The shares of our common stock were issued pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended, afforded by Section 4(2) of this act.

On October 2, 2001, we issued 30,693 shares of our common stock, par value $.01 per share, to GeneFormatics, Inc. in exchange for shares of GeneFormatics valued at a total of approximately $609,000. The shares of our common stock were issued pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended, afforded by Section 4(2) of this act.

On November 28, 2002, we issued 109,800 shares of our restricted common stock, par value $0.01 per share, to Dr. Dieter Koch, Managing Director of Bruker Daltonik GmbH and a Director of Bruker Daltonics Inc., valued at approximately $593,000 and cash of $593,000 in exchange for his minority interest in Bruker Saxonia Analytik GmbH, a majority-owned subsidiary of Bruker Daltonik GmbH. The shares of our common stock were issued pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended, afforded by Section 4(2) of this act.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with "Selected Financial Data" and our financial statements and related notes appearing elsewhere in this report. This discussion and analysis contains forward-looking statements that involve risks, uncertainties, and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including, but not limited to, those set forth under "Factors Affecting Our Business, Operating Results and Financial Condition" and elsewhere in this report.

Overview

We are a leading developer and provider of innovative life science tools based on mass spectrometry. We are also a worldwide leader in supplying mass spectrometry-based systems for substance detection and pathogen identification in security and defense applications. We maintain technical centers in Europe, North America and Japan, as well as customer support facilities in many industrialized and developing countries. We allocate substantial capital and resources to research and development and are party to various collaborations and strategic alliances. Our diverse customer base includes pharmaceutical companies, biotechnology companies, proteomic companies, academic institutions and government agencies.

Significant Accounting Policies

Inventories. Inventories are stated at the lower of cost or market with cost determined by the first-in, first-out ("FIFO") method. We maintain an allowance for excess and obsolete inventory to reflect the expected un-saleable or un-refundable inventory based on an evaluation of slow moving products.

Investments in Other Companies. We have investments in other companies which consist of equity securities of privately-held companies that are accounted for at cost. Our ownership interest in each of these individual companies is less than 20%. We periodically evaluate the carrying value of these investments for potential impairment. If our evaluation identifies an impairment that we deem to be other than temporary, the investments are written down to estimated fair value through a charge to current earnings.

Customer Deposits. Under the terms and conditions of contracts with many of our customers, we require a portion of the purchase price in the form of an advance deposit. We record these deposit amounts as a liability until the associated revenue is recognized at the time of acceptance of the system.

Warranty Costs. We provide a one-year parts and labor warranty with the purchase of equipment. The anticipated cost for this one-year warranty is accrued upon recognition of the sale and is included as a current liability on the accompanying balance sheets. To the extent the Company experiences increased warranty claim activity or increased costs associated with servicing those claims, its warranty accrual will increase resulting in a decreased gross profit.

Contingencies. We are subject to proceedings, lawsuits and other claims related to patents, product and other matters. We are required to assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of reserves required, if any, for these contingencies are made after careful analysis of each individual issue. The required reserves may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.

Revenue Recognition. We recognize revenue from system sales, including hardware with embedded software, when a product is accepted by the customer, except when sold through an independent distributor, a strategic distribution partner or an unconsolidated affiliated distributor which assumes responsibility for installation, in which case the system sale is recognized when the products are shipped to the distributor and title has transferred to the distributor. Our distributors do not have price protection rights or rights to return; however, our products are warranted to be free from defect for a period of, typically, one year. Revenue from accessories and parts is recognized upon shipment, and revenue from services when performed.

Cost of Product Revenue. Cost of product revenue includes direct costs, such as materials, direct labor, and benefits, as well as indirect costs related to generating revenue. These indirect costs include indirect labor, materials and supplies, equipment rental and depreciation of production equipment, test equipment and facilities as related to production space revenue.

Sales and Marketing. Sales and marketing expenses include salaries, sales commissions, benefits, travel, occupancy costs and related expenses for our direct sales force, sales support and marketing functions. We have expanded our sales and marketing organization substantially since 1997, adding subsidiaries and sales representatives in China, France, Japan, Scandinavia, Switzerland, the United Kingdom, Canada, Italy, Australia, Singapore, South Africa, Belgium, Netherlands and Taiwan. Sales and marketing expenses also include costs associated with supporting our distribution channel partners for our time-of-flight and ion trap mass spectrometry products. We expect that sales and marketing expenses will continue to increase in the future as we further expand our global distribution capabilities and introduce new products.

General and Administrative. General and administrative expenses include salaries, benefits and expenses for our executive, finance, legal, human resources and internal systems support personnel. In addition, general and administrative expenses include occupancy costs, fees for professional services and depreciation of office equipment. We expect general and administrative expenses to increase as we continue to expand our administrative infrastructure to support the anticipated growth of our business, and continue to incur costs associated with being a public company.

Research and Development. Research and development expenses include costs for the development of new technologies and products. These expenses include materials, salaries, benefits, occupancy costs and related expenses for development personnel. We expense research and development costs as incurred. We expect to increase spending on research and development in order to develop new products and applications but, as a percentage of revenues, spending should decrease over time.

Special (Credit) Charges. Special (credit) charges include actual and estimated charges for specific events that have occurred during the year. During 2002 this included an increase in an accrual for our U.K. Ministry of Defense contract, restructuring charges and the reversal of patent litigation accruals. Patent litigation costs (credit) include actual and estimated legal fees and anticipated assessments associated with litigation in connection with our intellectual property, particularly the Finnigan litigation. These costs may increase/decrease depending upon the outcome of current legal proceedings.

Results of Operations

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Product Revenue. Total product revenue increased $24.4 million, or 26.6%, to $116.2 million in 2002 compared to $91.8 million in 2001. Our top-line product revenue growth rate for the year was approximately 21.6% before favorable currency effects. Life science systems revenue, substance detection systems revenue and aftermarket revenue as a percentage of product revenue were 70%, 15% and 15%, respectively, in 2002 as compared to 74%, 10% and 16%, respectively, in 2001. The increase in total product revenue is related to continuing growth of all our life science product lines. During 2002, we also saw significant growth in our substance detection system sales due to a large CBMS contract, in excess of $10.0 million, for the U.S. Army.

Other Revenue. Other revenue decreased $708,000, or 76.5%, to $218,000 in 2002 compared to $926,000 in 2001. This decrease was due to the completion of certain projects for early-stage research and development, which were funded by grants from the German and United States governments. Other revenues can fluctuate from year to year depending on the timing and completion of certain governmental funded grants.

Cost of Product Revenue. Cost of product revenue increased $12.3 million, or 28.2%, to $55.9 million in 2002 compared to $43.6 million in 2001. The cost of product revenue as a percentage of product revenue was 48.1% in 2002 as compared to 47.5% in 2001. During the second quarter of 2002, we increased our inventory reserve by approximately $700,000. The increase in the reserve mainly related to items within our slower growth product lines, including the substance detection business. Excluding this charge, our 2002 cost of product would have been approximately 47.5%.

Sales and Marketing. Sales and marketing expenses increased $5.1 million, or 23.5%, to $26.8 million in 2002 compared to $21.7 million in 2001. Sales and marketing expenses as a percentage of product revenues were 23.1% in 2002 and 23.7% in 2001. The overall dollar increase relates to significant new product introductions during the first and second quarters of 2002 and the cost associated with the rollout of these products and a general increase in our business. The decline as a percentage of product revenues is related to our increasingly effective leveraging of our selling and marketing expenses against the increase in product revenues

General and Administrative. General and administrative expenses increased $1.0 million, or 16.7%, to $7.0 million in 2002 compared to $6.0 million in 2001. General and administrative expenses as a percentage of product revenues were 6.0% in 2002 and 6.5% in 2001. Although general and administrative expenses as a percentage of product revenue decreased, general and administrative expenses have remained relatively consistent with the overall increased sales growth of the Company. The increase in the total amount of general and administrative expenses relates to an increase in costs incurred in 2002 associated with several business development projects.

Research and Development. Research and development expenses increased $2.3 million, or 12.3%, to $20.7 million in 2002 compared to $18.5 million in 2001. As a percentage of product revenues, research and development expenses were 17.9% in 2002 compared to 20.1% in 2001. The overall dollar increase relates to the development of certain new projects, which will be incorporated into our product line throughout 2003, but the decline in expense as a percentage of product revenues continues as a result of decreasing research and development expenses as a percentage of product revenue.

Special (credit) charges. Special charges (credit) were $200,000 in 2002 compared to $(400,000) in 2001. The charges (credits) for 2002 consist of a $700,000 charge to increase a contract reserve for the cost of completing an existing contract with the U.K. Ministry of Defense as well as a $500,000 charge related to a restructuring charge which was primarily related to a workforce reduction of approximately 50 employees. The charge consisted primarily of employee severance, professional fees and outplacement services. During the second quarter of 2002, the Company booked approximately $1.5 million for these anticipated costs, and then recorded a credit of approximately $1.0 million against this reserve during the third and fourth quarters of 2002 to reflect a revised estimate for the actual employee severance costs. In 2002, there was also a $1.0 million credit relating to a reversal of a previously established reserve from our patent litigation with Finnigan. The reserve was reduced by $1.0 million during 2002 as a result of the final settlement of this litigation.

As noted above, we incurred a special charge during the fourth quarter of 2002 in connection with a contract our German and Swiss subsidiaries have with the U.K. Ministry of Defense. It consisted of an additional reserve in the amount of $700,000, which represents the projected further increase in cost for rework and retesting under the contract due to various technical problems associated with meeting the contract requirements. We previously incurred a charge of $1.1 million on this same contract in the fourth quarter of 2000, as we were required to make considerable design changes to our product at that time, and this increased the cost of contract performance. This earlier reserve from the fourth quarter of 2000 is still on our books at $800,000.

In addition, as we reported for the third quarter of 2001, we also have on our books a reserve of $1.7 million in connection with the possible imposition of liquidated damages pursuant to this contract. We established this reserve even though we strongly dispute the applicability of liquidated damages. At this time, both our German and Swiss subsidiaries are making strong efforts to deliver product which is deemed acceptable by the U.K. Ministry of Defense, and further tests are currently occurring under the auspices of the Ministry of Defense. Management will continue to closely monitor the situation.

Interest and Other (Expense) Income, Net. Interest and other (expense) income, net was $(9.9) million in 2002, as compared to $2.7 million in 2001. The increase in expenses relates to a $9.6 million write-down of our investments in three non-affiliated proteomics companies as well as a foreign currency exchange loss for the year of $(379,000). During the year, we earned interest income of approximately $1.4 million and paid approximately $(1.2) million in interest expense. Our interest income on our short-term investments declined in 2002 due to the use of cash to complete the expansion of our United States and Germany facilities as well as due to a reduced rate of return.

Provision for Income Taxes. Provision for income taxes was $2.1 million in 2002 as compared to $2.4 million in 2001. The effective tax rate in 2002, excluding capital losses, was 37.5% as compared to an effective rate of 39.4% in 2001. The effective tax rates reflect a blended tax rate from the various countries in which we operate.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Product Revenue. Total product revenue increased $17.0 million, or 22.7%, to $91.8 million in 2001 compared to $74.8 million in 2000. Our top-line product revenue growth rate for the year was approximately 26.5% before unfavorable currency effects. Life science systems revenue, substance detection systems revenue and aftermarket revenue as a percentage of product revenue were 74%, 10% and 16%, respectively, in 2001 as compared to 66%, 22% and 12%, respectively, in 2000. The increase in total product revenue is related to continuing growth of all our life science product lines and significant growth in our aftermarket sales.

Other Revenue. Other revenue decreased $904,000, or 49.4%, to $926,000 in 2001 compared to $1.8 million in 2000. This decrease was due to the completion of certain projects for early-stage research and development, which were funded by grants from the German and United States governments.

Cost of Product Revenue (including special charges). Cost of product revenue increased $8.4 million, or 23.0%, to $45.1 million in 2001 compared to $36.7 million in 2000. The cost of product revenue as a percentage of product revenue was 49.1% in 2001 as compared to 49.0% in 2000. The increase in costs of product revenue as a percentage of product revenue relates to the product mix of sales directly to third party customers and the sales through strategic alliances. The special charges increased $431,000, or 40.0%, to $1.5 million in 2001 compared to $1.1 million in 2000. This special charge relates to an existing contract within our substance detection and pathogen identification business. The reserve is for estimated cost overruns, legal fees and liquidated damages related to this contract.

Sales and Marketing. Sales and marketing expenses increased $7.9 million, or 57.3%, to $21.7 million in 2001 compared to $13.8 million in 2000. Sales and marketing expenses as a percentage of product revenues were 23.7% in 2001 and 18.5% in 2000. The increase relates to significant new product introductions during the first and second quarters of 2001 and the cost associated with the rollout of these products. The increase was also attributed to higher sales commissions earned by our direct sales force as well as the addition of four distribution subsidiaries, which were not in operation for the full year 2000.

General and Administrative. General and administrative expenses increased $1.0 million, or 18.8%, to $6.0 million in 2001 compared to $5.0 million in 2000. General and administrative expenses as a percentage of product revenues were 6.5% in 2001 and 6.8% in 2000. Although general and administrative expenses as a percentage of product revenue decreased, general and administrative expenses have remained relatively consistent with the overall increased sales growth of the Company. The increase in total amount of general and administrative expenses relates to an increase in costs incurred in 2001 associated with several business development projects.

Research and Development. Research and development expenses decreased $1.6 million, or 7.8%, to $18.5 million in 2001 compared to $20.0 million in 2000. As a percentage of product revenues, research and development expenses were 20.1% in 2001 compared to 26.8% in 2000. The decrease relates to the completion of certain new projects, the results of which have now been incorporated into our existing product line.

Litigation (Credit) Costs. The litigation reserve was reduced by $2.2 million during the third quarter of 2001 as a result of the settlement of certain ongoing litigation from 1997.

Interest and Other Income, Net. Interest and other income, net was $2.7 million in 2001, as compared to $1.6 million in 2000. The increase relates to the fact that we earned interest income on our short-term investments throughout the full year 2001 as compared to earning interest for only four months in 2000.

Provision for Income Taxes. Provision for income taxes was $2.4 million in 2001 as compared to $254,000 in 2000. The effective tax rate in 2001 was 39.4% as compared to an effective rate of 10.9% in 2000. The lower effective rate in 2000 reflected a one-time benefit on the revaluation of net deferred tax liabilities as a result of a reduction in enacted tax rates in Germany as well as a reduction in a valuation allowance based on forecasted taxable income in the United States. The effective tax rates reflect a blended tax rate from the various countries in which we operate.

Liquidity and Capital Resources

Presently, we anticipate that our existing capital resources will meet our operating and investing needs through the end of 2003. Historically, we have financed our growth through a combination of cash provided from operations, debt financing and issuance of common stock. During 2002, net cash used in operating activities was $11.4 million, which was consistent with net cash used in operating activities in 2001.

We used $15.9 million of cash during 2002 for capital expenditures, which were principally related to expenditures for the expansion of our existing facility in Germany and the construction of our new production, demonstration, and research and development facility in the United States. We expect to continue to make capital investments which will focus on enhancing the efficiency of our operations and supporting our growth.

In December 2002, we entered into a demand revolving line of credit with Citizens Bank in the United States in the amount of $2.5 million. This line, which is secured by portions of our inventory, receivables and equipment in the United States, is used to support working capital and has no expiration date. We also maintain revolving lines of credit of approximately $14.2 million with German banks and $4.7 million with Japanese banks. As of December 31, 2002, there were approximately $5.3 million and $4.7 million outstanding on our German and Japanese lines of credit, respectively. Both of the German and Japanese lines of credits are unsecured.

We have one short-term note payable and two long-term notes payable with outstanding balances aggregating $13.4 million as of December 31, 2002. One note ($5.4 million), with an interest rate of 5.10%, is payable in full in 2003. The other two notes ($8.0 million in the aggregate) have an interest rate of 4.65%, and are payable in full in 2008. Interest is due monthly, and all obligations are collateralized by the land and buildings of Bruker Daltonik GmbH.

In 2002, we repurchased 457,200 shares of our common stock at an average price per share of $5.10 in accordance with the terms of our stock repurchase plan, announced August 26, 2002, which authorizes us to repurchase up to one million shares of our common stock.

Our future capital uses and requirements depend on numerous factors, including our success in selling our existing products, our progress in research and development, our ability to introduce and sell new products, our sales and marketing expenses, our need to expand production capacity, costs associated with possible acquisitions, expenses associated with unforeseen litigation, regulatory changes, competition and technological developments in the market.

Other Information

In March 2000, we began a strategic alliance with Perkin Elmer Instruments in order to leverage Perkin Elmer's global distribution capability to co-market our OmniFLEX time-of-flight products. In September 2002, both Bruker Daltonics and Perkin Elmer, for various commercial reasons, terminated this strategic alliance and have settled all outstanding issues surrounding this alliance.

Inflation

We do not believe inflation has had a material impact on our business or operating results during the periods presented.

Impact of Foreign Currencies

We sell our products in many countries, and a substantial portion of our sales and a portion of our costs and expenses are denominated in foreign currencies, especially in Euro. Historically, our realized foreign exchange gains and losses have not been significant. Accordingly, we have not hedged our foreign currency position in the past. However, as we expand our sales internationally, we plan to evaluate our currency risks, and we may enter into foreign exchange contracts from time to time to mitigate foreign currency exposure.

Related-Party Transactions

We are affiliated, through common stockholders, with several other entities which use the Bruker name. We have entered into a sharing agreement with our affiliates which provides for the sharing of specified intellectual property rights, services, facilities and other related items.

We recognized sales to affiliated entities of approximately $9.4 million in 2000, $4.1 million in 2001 and $5.8 million in 2002 and purchases from affiliated entities of approximately $5.6 million in 2000, $3.5 million in 2001 and $5.3 million in 2002.

In 2000, 2001 and 2002, various Bruker affiliates provided administrative and other services (including office space) to the Company at a cost of approximately $443,000, $894,000 and $939,000, respectively, based on its assessment of the estimated fair market value of such services.

We has investments in three non-affiliated companies. We recognized sales to these companies, GeneProt, Inc., GeneFormatics, Inc. and Affinium Pharmaceuticals Inc., of approximately $1.4 million, $0 and $0, respectively, in 2000, $6.0 million, $0.3 million and $0, respectively, in 2001 and $510,000, $0 and $194,000, respectively, in 2002. These sales were recorded at arm's length conditions and in the normal course of business. There were no purchases from any of these companies in 2000, 2001 or 2002.

In 2000, the Company purchased land from a principal shareholder for $742,000, the estimated fair market value.

On November 28, 2002, we issued 109,800 shares of our restricted common stock, par value $0.01 per share, to Dr. Dieter Koch, Managing Director of Bruker Daltonik GmbH and a Director of Bruker Daltonics Inc., valued at approximately $593,000 and cash of $593,000 in exchange for his minority interest in Bruker Saxonia Analytik GmbH, a majority-owned subsidiary of Bruker Daltonik GmbH. The shares of our common stock were issued pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended, afforded by Section 4(2) of this act.

Recent Accounting Pronouncements

In June 2002, the FASB issued Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which is effective for exit or disposal activities that are initiated after December 31, 2002. Statement No. 146 nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." Statement No. 146 requires that a liability for costs associated with an exit or disposal activity be recognized and measured at fair value when the liability is incurred rather than at the date of an entity's commitment to an exit or disposal plan. The Company adopted the provisions of Statement No. 146 effective January 1, 2003. Statement No. 146 will not impact the accounting for any restructuring plan approved and announced as of December 31, 2002; however, the pronouncement will impact the accounting for any future exit or disposal activities.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." Interpretation No. 45 requires a liability to be recognized at the time a company issues a guarantee for the fair value of the obligations assumed under certain guarantee agreements. Additional disclosures about guarantee agreements are also required in the interim and annual financial statements. The disclosure provisions of Interpretation No. 45 are effective for the Company as of December 31, 2002. The provisions for initial recognition and measurement of guarantee agreements are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. The Company does not expect the recognition provisions of Interpretation No. 45 to materially impact its consolidated financial statements.

In December 2002, the FASB issued Statement No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure." Statement No. 148 amends Statement No. 123, to provide alternative methods of transition to Statement No. 123's fair value method of accounting for stock-based employee compensation. Statement No. 148 also amends the disclosure provisions of Statement No. 123 and APB Opinion No. 28, "Interim Financial Reporting", to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. The Company has adopted the disclosure provisions of Statement No. 148.

In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. The Company is currently evaluating the effect that the adoption of FIN 46 will have on its results of operations and financial condition.

Quantitative and Qualitative Disclosures of Market Risk

Part of the information called for by this item is provided under the captions "Liquidity and Capital Resources" and "Impact of Foreign Currencies" under this Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations.

The Company does not use derivative financial instruments for trading or speculative purposes. However, the Company regularly invests excess cash in overnight repurchase agreements, interest-bearing investment-grade securities and short-term partnership funds all of which are subject to changes in short-term interest rates. The Company believes that the market risk arising from holding these financial instruments is minimal.

The Company's exposure to market risks associated with changes in interest rates relates primarily to the increase or decrease in the amount of interest income earned on its investment portfolio since the Company's long-term debt has a fixed rate. The Company ensures the safety and preservation of invested funds by limiting default risks, market risk and reinvestment risk. The Company mitigates default risk by investing in investment grade securities. A hypothetical 100 basis point adverse move in interest rates along the entire interest rate yield curve would not materially affect the fair value of the Company's interest sensitive financial instruments at December 31, 2002. Declines in interest rates over time have and will, however, reduce the Company's interest income.

Report of Independent Auditors

The Board of Directors and Shareholders
Bruker Daltonics Inc.

We have audited the accompanying consolidated balance sheets of Bruker Daltonics Inc. (the Company) as of December 31, 2001 and 2002, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. Our audits also included the financial statement schedule listed in the Index at Item 15(d). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bruker Daltonics Inc. at December 31, 2001 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

Ernst + Young LLP

Boston, Massachusetts
February 19, 2003

Bruker Daltonics Inc. Consolidated Balance Sheets

(amounts in thousands, except for share data)

December 31,	2001	2002
ASSETS		
Current assets:		
Cash and cash equivalents	$ 8,381	**$ 32,160**
Short-term investments	61,750	**14,751**
Accounts receivable, less allowances for doubtful accounts of $136 in 2001 and $373 in 2002	16,203	**27,182**
Inventories	47,531	**67,706**
Other assets	5,057	**3,675**
Total current assets	138,922	**145,474**
Property, plant and equipment, net	37,252	**52,543**
Intangible and other assets	1,595	**3,410**
Investments in other companies	11,305	**1,675**
Total assets	$ 189,074	**$ 203,102**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Short-term bank borrowings	$ 3,885	**$ 15,357**
Accounts payable	9,872	**9,583**
Due to affiliated companies	731	**1,790**
Accrued expenses	5,124	**8,038**
Customer deposits	14,885	**18,243**
Warranty reserves	3,019	**3,119**
Income taxes payable	1,806	**2,050**
Total current liabilities	39,322	**58,180**
Deferred revenue	675	**1,248**
Long-term debt	11,323	**8,038**
Deferred income tax liabilities	7,717	**7,476**
Contingent liabilities	2,490	**1,782**
Stockholders' equity:		
Common stock, $0.01 par value, authorized 100,000,000 shares, issued and outstanding 54,881,436 shares in 2001 and 55,007,931 shares in 2002	549	**550**
Additional paid-in capital	119,668	**120,288**
Retained earnings	12,299	**6,099**
Accumulated other comprehensive (loss) income	(4,969)	**1,773**
Treasury stock at cost, no shares at December 31, 2001 and 457,200 shares at December 31, 2002	-	**(2,332)**
Total stockholders' equity	127,547	**126,378**
Total liabilities and stockholders' equity	$ 189,074	**$ 203,102**

The accompanying notes are an integral part of these statements.

Bruker Daltonics Inc. Consolidated Statements of Operations

(amounts in thousands, except per share data)

Year Ended December 31,	2000	2001	2002
Product revenue	$74,772	$91,765	**$ 116,150**
Other revenue	1,830	926	**218**
Net revenue	76,602	92,691	**116,368**
Costs and operating expenses:			
Cost of product revenue	35,587	43,588	**55,872**
Sales and marketing	13,806	21,711	**26,806**
General and administrative	5,057	6,007	**7,009**
Research and development	20,033	18,468	**20,734**
Special charges (credit)	1,385	(356)	**202**
Total costs and operating expenses	75,868	89,418	**110,623**
Operating income from continuing operations	734	3,273	**5,745**
Other expense, net	(208)	(17)	**(10,064)**
Interest income, net	1,794	2,750	**182**
Income (loss) from continuing operations before provision for income taxes	2,320	6,006	**(4,137)**
Provision for income taxes	254	2,369	**2,063**
Income (loss) from continuing operations	2,066	3,637	**(6,200)**
Income from discontinued operations, net of income taxes	184	—	**—**
Net income (loss)	$2,250	$3,637	**$ (6,200)**
Net income (loss) per share — basic and diluted:			
Income (loss) from continuing operations	$0.04	$0.07	**$ (0.11)**
Income from discontinued operations, net of income taxes	—	—	**—**
Net income (loss) per share	$0.04	$0.07	**$ (0.11)**
Shares used in computing net income (loss) per share—basic	49,269	54,825	**54,812**
Shares used in computing net income (loss) per share—diluted	49,922	55,178	**54,812**

The accompanying notes are an integral part of these statements.

Bruker Daltonics Inc. Consolidated Statements of Stockholders' Equity

(amounts in thousands)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Stockholders' Equity
Balance as of December 31, 1999	$455	$6,045	$6,412	$(2,854)	$—	**$10,058**
Initial public offering proceeds, net of issuance costs	92	109,596	—	—	—	**109,688**
Issuance of common stock on acquisition of investment in other companies	1	2,192	—	—	—	**2,193**
Compensation expense related to stock options issued to non-employees	—	181	—	—	—	**181**
Comprehensive income:						
Foreign currency translation adjustment	—	—	—	(198)	—	**(198)**
Net income	—	—	2,250	—	—	**2,250**
Net comprehensive income	—	—	—	—	—	**2,052**
Balance as of December 31, 2000	$548	$118,014	$8,662	$(3,052)	$—	**$124,172**
Issuance of common stock on acquisition of investment in other companies	1	1,037	—	—	—	**1,038**
Compensation expense related to stock options issued to non-employees	—	238	—	—	—	**238**
Stock options exercised	—	227	—	—	—	**227**
Tax benefit of stock options exercised	—	152	—	—	—	**152**
Comprehensive income:						
Foreign currency translation adjustment	—	—	—	(1,976)	—	**(1,976)**
Unrealized gain on short-term investments	—	—	—	59	—	**59**
Net income	—	—	3,637	—	—	**3,637**
Net comprehensive income	—	—	—	—	—	***1,720***
Balance as of December 31, 2001	$549	$119,668	$12,299	$(4,969)	$—	**$127,547**
Issuance of common stock due to an *acquisition of minority interest*	**1**	**592**	**—**	**—**	**—**	**593**
Compensation income related to stock options issued to non-employees	**—**	**(39)**	**—**	**—**	**—**	**(39)**
Stock options exercised	**—**	**57**	**—**	**—**	**—**	**57**
Tax benefit of stock options exercised	**—**	***10***	**—**	**—**	**—**	***10***
Treasury stock purchases	**—**	**—**	**—**	**—**	**(2,332)**	**(2,332)**
Comprehensive income:						
Foreign currency translation adjustment	**—**	**—**	**—**	**6,762**	**—**	**6,762**
Unrealized loss on short-term investments	**—**	**—**	**—**	**(20)**	**—**	**(20)**
Net loss	**—**	**—**	**(6,200)**	**—**	**—**	**(6,200)**
Net comprehensive income	**—**	**—**	**—**	**—**	**—**	**542**
Balance as of December 31, 2002	**$550**	**$120,288**	**$6,099**	**$1,773**	**$(2,332)**	**$126,378**

The accompanying notes are an integral part of these statements.

Bruker Daltonics Inc. Consolidated Statements of Cash Flows

(dollar amounts are in thousands)

Year ended December 31,	2000	2001	2002
Operating activities:			
Income (loss) from continuing operations	$2,066	$3,637	**$(6,200)**
Adjustments to reconcile income (loss) from continuing operations to net cash used in continuing operations:			
Depreciation and amortization	4,145	6,040	**8,195**
Deferred income taxes	(3,340)	249	**(1,601)**
Special charges (credit)	1,082	(356)	**346**
Write-downs of investments in other companies	—	—	**9,638**
Provision for bad debt	—	—	**527**
Stock option compensation	181	238	**(39)**
Changes in operating assets and liabilities:			
Accounts receivable	499	(5,908)	**(8,960)**
Inventories	(13,028)	(15,287)	**(14,857)**
Other assets	(1,148)	(3,062)	**1,088**
Accounts payable and accrued expenses	1,739	3,032	**(413)**
Warranty reserves	(1,095)	(159)	**(271)**
Contingent liabilities	(1,219)	(1,064)	**(115)**
Income taxes payable	2,632	(996)	**1,479**
Deferred revenue	(22)	314	**540**
Customer deposits	7,237	1,847	**(747)**
Net cash used in continuing operations	(271)	(11,475)	**(11,390)**
Net cash provided by discontinued operations	69	—	**—**
Net cash used in operating activities	(202)	(11,475)	**(11,390)**
Investing activities:			
Purchases of property and equipment	(5,581)	(17,595)	**(15,916)**
Purchase of short-term investments	(92,394)	(3,235)	**(785)**
Redemption of short-term investments	19,500	14,438	**47,764**
Acquisition of business and minority interest, net of cash acquired	22	—	**(593)**
Investments in other companies	(7,075)	(1,000)	**—**
Net cash (used in) provided by investing activities	(85,528)	(7,392)	**30,470**
Financing activities:			
Proceeds from short-term borrowings	2,510	4,742	**9,538**
Payments on short-term borrowings	(4,833)	(797)	**(4,544)**
(Payments to) advances from affiliated companies	(2,523)	2,223	**813**
Issuance of common stock, net of issuance cost	109,688	227	**57**
Purchase of treasury stock	—	—	**(2,332)**
Net cash provided by financing activities	104,842	6,395	**3,532**
Effect of exchange rate changes	180	(882)	**1,167**
Net change in cash and cash equivalents	19,292	(13,354)	**23,779**
Cash and cash equivalents at beginning of period	2,443	21,735	**8,381**
Cash and cash equivalents at end of period	$21,735	$8,381	**$32,160**
Supplemental cash flow information:			
Cash paid for interest	$610	$871	**$1,183**
Cash paid for taxes	202	5,920	**2,931**
Non-cash financing activities:			
Issuance of common stock for investments in other companies	2,193	1,098	**—**
Issuance of common stock for acquisition of minority interest	—	—	**593**

The accompanying notes are an integral part of these statements.

1. Description of Business

Bruker Daltonics Inc. and its wholly-owned subsidiaries (the "Company") design, manufacture and market proprietary life science systems based on their mass spectrometry core technology platforms. The Company also sells a broad range of field analytical systems for substance detection and pathogen identification. The Company maintains major technical centers in Europe, North America and Japan. The Company allocates substantial capital and resources to research and development and is party to various collaborations and strategic alliances. The Company's diverse customer base includes pharmaceutical companies, biotechnology companies, proteomic companies, academic institutions and government agencies.

These financial statements include the accounts of Bruker Daltonics Inc., and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

2. Summary of Significant Accounting Policies

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying footnotes. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid investments with original maturities of 90 days or less at date of purchase to be cash equivalents. Cash and cash equivalents are carried at cost, which approximates fair market value at year end.

Short-Term Investments
The Company accounts for its short-term investments in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The Company's investments, which are carried at fair value, consist of funds comprised of short-term money market and bond instruments and have been classified as available-for-sale at December 31, 2002 and 2001. At December 31, 2000, 2001 and 2002, there were $0, $0 and $90,000 realized losses, respectively, and no realized gains. The basis for the cost of securities sold was determined by the specific identification method.

Concentration of Credit Risk
Financial instruments which subject the Company to credit risk consist of cash and cash equivalents, short-term investments and accounts receivables. The risk with respect to cash and cash equivalents and short-term investments is minimized by the Company's policy of investing in short-term financial instruments issued by highly-rated financial institutions. The risk with respect to accounts receivable is minimized by the credit worthiness of the Company's customers. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. Credit losses have been within management's expectations. For the years ended December 31, 2000, 2001 and 2002, two customers accounted for an aggregate of 11%, 17% and 17%, respectively, of the Company's product revenue. Accounts receivables for these two customers accounted for an aggregate of 10% and 14% of total receivables as of December 31, 2001 and 2002.

Inventories
Inventories are stated at the lower of cost or market with cost determined by the first-in, first-out, ("FIFO") method. An allowance for excess and obsolete inventory is maintained to reflect the expected un-saleable or un-refundable inventory based on an evaluation of slow moving products.

Inventories include demonstration equipment which the Company offers for sale to current and potential customers. The Company amortizes its demonstration equipment on a straight-line basis over a three year period. Amortization expense for demonstration equipment was approximately $952,000, $1.8 million and $3.9 million for the years ended December 31, 2000, 2001 and 2002, respectively.

Property, Plant and Equipment
Property, plant and equipment which includes land, buildings, machinery and equipment, furniture and fixtures and leasehold improvements are recorded at cost and are being depreciated on a straight-line basis over the estimated useful lives as follows:

Buildings	25-39 years
Machinery and equipment	5-10 years
Furniture and fixtures	3-5 years
Leasehold improvements	Shorter of 15 years or the life of the lease

Software Costs
Purchased software is capitalized at cost and is amortized over the estimated useful life, generally three years. Software developed for use in the Company's products is expensed as incurred and is classified as research and development expense.

Intangibles and Other Assets
Intangibles and other assets consist principally of patents and licenses. Patents, patent applications and rights are recorded at acquisition cost and are amortized using the straight-line method over the legal lives of the patents, generally for periods ranging up to ten years. Accumulated amortization of these assets was approximately $1.4 million and $2.0 million as of December 31, 2001 and 2002, respectively.

Investments in Other Companies
Investment in other companies consists of equity securities of privately-held companies accounted for under the cost method. The Company's ownership interest in each of these companies is less than 20%. We periodically evaluate the carrying value of the investments for potential impairment. If our evaluation identifies an impairment that we deem to be other than temporary, the investments are written down to their estimated fair value through a charge to current earnings.

Long-lived Assets
The Company reviews long-lived assets for impairment, in accordance with Statement of Financial Accounting Standard (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). If facts and circumstances indicate that the Company's long-lived assets might be impaired, the estimated future undiscounted cash flows associated with the long-lived asset would be compared to its carrying amount to determine if a write down to fair value is necessary. If a write-down is required, the amount is determined by estimation of the present value of net discounted cash flows in accordance with SFAS 144. To date, no such indicators of impairment have been identified.

Warranty Costs
The Company generally provides a one year parts and labor warranty with the purchase of equipment. The anticipated cost for this one year warranty is accrued upon recognition of the sale and is included as a current liability on the accompanying balance sheets. To the extent the Company experiences increased warranty claim activity or increased costs associated with servicing those claims, its warranty accrual will increase resulting in a decreased gross profit.

Changes in our product liability during the period are as follows:

in thousands	
Balance, beginning of period	$3,019
Warranties issued during the period	3,172
Settlement made during the period	(3,072)
Balance at the end of the period	**$3,119**

Contingencies
The Company is subject to proceedings, lawsuits and other claims related to patents, product and other matters. The Company assesses the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of reserves required, if any, for these contingencies are made after careful analysis of each individual issue. The required reserves may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.

The Company records charges for the costs it anticipates incurring in connection with litigation and claims against the Company when management can reasonably estimate these costs.

Customer Deposits
Under the terms and conditions of contracts with certain customers, the Company may require an advance deposit. These deposit amounts are recorded as a liability until revenue is recognized against the specific contract at time of acceptance of the system.

Earnings Per Share
Basic earnings per share is calculated by dividing net earnings by the weighted-average number of common shares outstanding during the period. Diluted earnings per share computation includes the effect of shares which would be issuable upon the exercise of outstanding stock options, reduced by the number of shares which are assumed to be purchased by the Company from the resulting proceeds at the average market price during the period.

Fair Value of Financial Instruments

The Company's financial instruments consist primarily of cash and cash equivalents, short-term investments, accounts receivable, accounts payable, amounts due from/to affiliated companies and long-term debt. The carrying amounts of the Company's cash and cash equivalents, short-term investments, accounts receivable, accounts payable and amounts due from/to affiliated companies approximate fair value due to their short-term nature. The fair value of long-term debt is estimated based on current interest rates offered to the Company for financing arrangements with similar maturities. The recorded value of these financial instruments approximate their fair value at December 31, 2001 and 2002.

Foreign Currency Translation

In accordance with Statement of Financial Accounting Standards (SFAS) No. 52, "Foreign Currency Translation," all balance sheet accounts of foreign subsidiaries are translated into United States dollars at the current exchange rate, and income statement items are translated at the average exchange rate for the period; resulting translation adjustments are made directly to accumulated other comprehensive income (loss) in stockholders' equity. Realized exchange gains and losses on foreign currency transactions included in other income (expenses) were gains of approximately $332,000 in 2000 and losses of $113,000 in 2001 and $379,000 in 2002.

Revenue Recognition

Revenue is recognized from system sales, including hardware with embedded software, when a product is accepted by the customer, except when sold through an independent distributor, a strategic distribution partner or an unconsolidated Bruker affiliated distributor which assumes responsibility for installation, in which case the system sale is recognized when the products are shipped to the distributor and title has transferred to the distributor. The Company's distributors do not have price protection rights or rights to return; however, the Company's products are warranted to be free from defect for a period of, typically, one year. Revenue from accessories and parts is recognized upon shipment, and revenue from services when performed.

The Company also offers to its customers warranty and service agreements extending beyond the initial year of warranty for a fee. These fees are recorded as deferred revenue and amortized into revenue over the life of the agreements.

Other revenues, which are principally comprised of research and development grants, are recognized as grant work is performed.

The Company believes that its revenue recognition policies comply with SEC Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" and with the American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) 97-2, "Software Revenue Recognition."

Shipping and Handling Costs

The Company records costs incurred in connection with shipping and handling products as marketing and selling expenses. Amounts billed to customers in connection with these costs are included in revenues. Shipping and handling costs were $700,000, $1.0 million and $1.1 million for the years ended December 31, 2000, 2001 and 2002, respectively.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expenses included in sales and marketing were approximately $793,000, $958,000 and $1.0 million for the years ended December 31, 2000, 2001 and 2002, respectively.

Income Taxes

The Company provides for income taxes under the liability method prescribed by SFAS No. 109, "Accounting for Income Taxes." Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the difference is expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Stock Compensation Arrangements

The Company accounts for its stock compensation arrangements under the intrinsic value method in accordance with Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and FASB Interpretation No. 44, "Accounting for Certain Transactions involving Stock Compensation." The Company has adopted the disclosure-only provisions of FASB Statement No. 123, "Accounting for Stock-Based Compensation." Any compensation cost on fixed awards with pro rata vesting is recognized on a straight-line basis over the award's vesting period.

If the Company had elected to recognize compensation expense for the granting of options under stock option plans based on the fair values at the grant dates consistent with the methodology prescribed by Statement No. 123, net income (loss) and net income (loss) per share for the years ended December 31, 2000, 2001 and 2002 would have been reported as the following pro forma amounts:

In thousands (except per share data)

	2000	2001	2002
Net income (loss)	$2,250	$3,637	**$(6,200)**
Pro forma charge to earnings	(161)	(315)	**(323)**
Pro forma net income (loss)	$2,089	$3,322	**$(6,523)**
Pro forma earnings (loss) per common share:			
Basic	$0.04	$0.06	**$(0.12)**
Diluted	$0.04	$0.06	**$(0.12)**

Accounting Developments

In June 2002, the FASB issued Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which is effective for exit or disposal activities that are initiated after December 31, 2002. Statement No. 146 nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." Statement No. 146 requires that a liability for costs associated with an exit or disposal activity be recognized and measured at fair value when the liability is incurred rather than at the date of an entity's commitment to an exit or disposal plan. The Company adopted the provisions of Statement No. 146 effective January 1, 2003. Statement No. 146 will not impact the accounting for any restructuring plan approved and announced as of December 31, 2002; however, the pronouncement will impact the accounting for any future exit or disposal activities.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." Interpretation No. 45 requires a liability to be recognized at the time a company issues a guarantee for the fair value of the obligations assumed under certain guarantee agreements. Additional disclosures about guarantee agreements are also required in the interim and annual financial statements. The disclosure provisions of Interpretation No. 45 are effective for the Company as of December 31, 2002. The provisions for initial recognition and measurement of guarantee agreements are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. The Company does not expect the recognition provisions of Interpretation No. 45 to materially impact its consolidated financial statements.

In December 2002, the FASB issued Statement No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure." Statement No. 148 amends Statement No. 123, to provide alternative methods of transition to Statement No. 123's fair value method of accounting for stock-based employee compensation. Statement No. 148 also amends the disclosure provisions of Statement No. 123 and APB Opinion No. 28, "Interim Financial Reporting", to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. The Company has adopted the disclosure provisions of Statement No. 148.

In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. We are currently evaluating the effect that the adoption of FIN 46 will have on our results of operations and financial condition.

Reclassifications

Certain prior period amounts in the accompanying consolidated financial statements have been reclassified to conform to the 2002 presentation.

3. Investments in Other Companies

GeneProt, Inc.

In November 2000, the Company acquired 909,091 shares of Series B Preferred Stock of GeneProt, Inc. in exchange for $7.0 million in cash and 79,218 shares of the Company's common stock. The acquired securities are included in investments in other companies and are accounted for under the cost method. Due to the uncertain outlook of GeneProt, we concluded that the investment has suffered an impairment that was deemed to be other than temporary. As such, we recorded $8.3 million charge to earnings in 2002 to write our investment in GeneProt down to the estimated fair market value.

Affinium Pharmaceutials, Inc

In March 2001, the Company acquired 369,004 shares of Series IIA Preferred Stock of Affinium Pharmaceuticals, Inc. (formerly Integrative Proteomics, Inc.) in exchange for $500,005 in cash and 28,425 shares of the Company's common stock. The acquired securities are included in investments in other companies and are accounted for under the cost method. Due to the uncertain outlook of Affinium Pharmaceuticals, we concluded that the investment has suffered an impairment that was deemed to be other than temporary. As such, we recorded a $603,000 charge to earnings in 2002 to write our investment in Affinium Pharmaceuticals down to the estimated fair market value.

GeneFormatics, Inc.

In October 2001, the Company acquired 333,334 shares of Series C Preferred Stock of GeneFormatics, Inc. in exchange for $500,013 in cash and 30,693 shares of the Company's common stock. The acquired securities are included in investments in other companies and are accounted for under the cost method. Due to the uncertain outlook of GeneFormatics, we concluded that the investment has suffered an impairment that was deemed to be other than temporary. As such, we recorded a $721,000 charge to earnings in 2002 to write our investment in GeneFormatics down to the estimated fair market value.

4. Inventories

The components of inventories were as follows:

(in thousands)

December 31,	2001	2002
Raw materials	$13,790	**$16,824**
Work-in-process	16,942	**22,025**
Finished goods	16,799	**28,857**
	$47,531	**$67,706**

5. Property, Plant and Equipment

Property, plant and equipment consisted of the following:

(in thousands)

December 31,	2001	2002
Land	$2,604	**$2,902**
Construction in progress	6,664	**—**
Buildings	25,872	**51,958**
Office furniture, machinery and equipment	24,525	**28,672**
Leasehold improvements	42	**83**
	59,707	**83,615**
Less accumulated depreciation and amortization	(22,455)	**(31,072)**
	$37,252	**$52,543**

Depreciation expense for the years ended December 31, 2000, 2001 and 2002 was approximately $3.2 million, $3.9 million and $4.2 million, respectively. Amortization of leasehold improvements is included with depreciation in the accompanying financial statements.

6. Income Taxes

The components of income (loss) from continuing operations before provision for income taxes consisted of the following:

(in thousands)

Year Ended December 31,	2000	2001	2002
United States	$(24)	$216	**$ (9,448)**
Foreign	2,344	5,790	**5,311**
	$2,320	$6,006	**$ (4,137)**

Significant components of the provision for income taxes were as follows:

(in thousands)

Year Ended December 31,	2000	2001	2002
Current:			
Federal	$—	$422	**$—**
State	3	100	**51**
Foreign	3,591	1,602	**3,613**
	3,594	2,124	**3,664**
Deferred:			
Federal	(792)	(549)	**(6)**
State	(146)	(10)	**6**
Foreign	(2,402)	804	**(1,601)**
	(3,340)	245	**(1,601)**
Total provision for income taxes	$254	$2,369	**$ 2,063**

The reconciliation of income tax computed at the United States federal statutory tax rate to income tax expense for the years ended December 31, 2000, 2001 and 2002 was as follows:

(in thousands)

Year Ended December 31,	2000	2001	2002
Income tax at statutory rate	34.0%	34.0%	**34.0%**
Add (deduct):			
Change in valuation allowance	(32.9)	8.7	**(78.8)**
Change in enacted rates	(42.3)	—	**—**
Foreign income tax at differing rates	58.2	(6.6)	**(6.4)**
Other	(6.1)	3.3	**1.3**
	10.9%	39.4%	**(49.9)%**

The components of the Company's deferred income taxes were as follows:

(in thousands)

December 31,	2001	2002
Deferred tax assets:		
Investment write down	$—	**$3,881**
Inventory	2,429	**2,790**
R & D and other tax credit carryforwards	334	**803**
Net operating loss carryforwards	923	**1,838**
Other	279	**432**
	3,965	**9,744**
Valuation allowance	(527)	**(5,157)**
Net deferred tax assets	3,438	**4,587**
Deferred tax liabilities:		
Patent litigation costs	(3,092)	**(2,921)**
Excess tax over book depreciation	(3,320)	**(3,810)**
Warranty accrual	(902)	**(709)**
Other	(126)	**(51)**
Total deferred tax liabilities	(7,440)	**(7,491)**
Net deferred tax liability	$(4,002)	**$ (2,904)**

As of December 31, 2002, the Company has approximately $4.6 million of net operating loss carryforwards available to reduce future tax liabilities. These losses have various expiration dates through 2022. The Company also has research and development tax credits of approximately $803,000 available to offset future tax liabilities that expire at various dates through 2022.

At December 31, 2002 and 2001 a valuation allowance was established to offset certain deferred tax assets due to uncertainty with respect to future realization of the assets.

Undistributed earnings of foreign subsidiaries aggregated approximately $25.0 million at December 31, 2002, which, under existing law, will not be subject to United States tax until distributed as dividends. Because the earnings have been or are intended to be indefinitely reinvested in foreign operations, no provision has been made for United States income taxes that may be applicable thereto.

7. Financing Arrangements

In December 2002, the Company entered into an on demand revolving line of credit with Citizens Bank in the amount of $2.5 million. This line, which is secured by certain inventory, receivables and equipment in the United States, is used to provide working capital and has no expiration date. Interest on this line of credit is at the lower of LIBOR plus 175 basis points (3.20% at December 31, 2002) or the Prime Rate (4.25% at December 31, 2002). There is no commitment fee on the unused portion of the line. As of December 31, 2002, the Company had no amounts outstanding on this line of credit.

The Company also maintained other revolving lines of credit in 2001 and 2002, of approximately $6.7 million and $14.2 million, respectively, among German banks at interest rates ranging between 6.25% and 8.75%. At December 31, 2002, $5.3 million was outstanding against these credit facilities. The lines are secured by certain inventory and accounts receivable in Germany and are renewable between February and October of 2003.

The Company has one short-term note payable and two long-term notes payable with outstanding balances aggregating $11.3 million and $13.4 million as of December 31, 2001 and 2002, respectively. One note ($4.5 million and $5.4 million at December 31, 2001 and 2002, respectively), with an interest rate of 5.10%, is payable in full in 2003. The other two notes ($6.8 million and $8.0 million in the aggregate at December 31, 2001 and 2002, respectively), have an interest rate of 4.65% and are due in 2008. Interest is due monthly, and all obligations are collateralized by the land and buildings of Bruker Daltonik GmbH.

The Company has also entered into revolving lines of credit for approximately $1.2 million and $4.7 million in 2001 and 2002, respectively, with Japanese banks at interest rates ranging between 0.81% and 0.89%. As of December 31, 2002, there was approximately $4.7 million outstanding on the lines of credit. These lines of credit are unsecured.

Interest expense for the years ended December 31, 2000, 2001 and 2002 was $1.2 million, $1.3 million and $817,000, respectively.

8. Stockholders' Equity

Initial Public Offering

On August 3, 2000, the Company issued 9,200,000 shares of its common stock for $119,600,000 (or $13 per share). The Company incurred $9,912,000 in offering costs as a result of this transaction.

Preferred Stock

As of December 31, 2002, 5,000,000 shares of Blank Check Preferred Stock with a stated par value of $0.01 per share have been authorized, none of which have been issued.

Stock Split

On February 14, 2000, the Board of Directors of Bruker Daltonics Inc. authorized a seven-for-one stock split in the form of a stock dividend. Stockholders of record received six additional shares of common stock for every share they owned. All common shares and per share data in the accompanying financial statements have been restated to reflect the stock split.

Stock Repurchase Program

On August 7, 2002, the Board of Directors approved a stock repurchase program allowing the Company to repurchase up to 1,000,000 shares of its common stock. The costs of these shares have been recorded as Treasury stock in the consolidated balance sheet. Such purchases may be made from time to time in the open market, through privately negotiated transactions or through block purchases. Pursuant to this program, the Company repurchased 457,200 shares of its common stock at an average price of $5.10 per share.

Restricted Common Stock

On November 28, 2002, the Company issued 109,800 shares of its restricted common stock, par value $0.01 per share, to Dr. Dieter Koch, Managing Director of Bruker Daltonik GmbH and a Director of Bruker Daltonics Inc., valued at approximately $593,000, in exchange for his minority interest in Bruker Saxonia Analytik GmbH, a majority-owned subsidiary of Bruker Daltonik GmbH. The shares of common stock were issued pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended, afforded by Section 4(2) of this act.

Stock Options

In February 2000, the Board of Directors adopted and the Stockholders approved the 2000 Stock Option Plan ("the Plan"). The Plan provides for the issuance of up to 2,188,000 shares of common stock in connection with awards under the Plan. The Plan allows a committee of the Board of Directors (the "Committee") to grant incentive stock options, non-qualified stock options, stock appreciation rights and stock awards (including the use of restricted stock and phantom shares). The Committee has the authority to determine which employees will receive the rewards, the amount of the awards and other terms and conditions of the award. Stock options for shares of common stock granted by the committee vest over three-to-five year periods.

Stock option activity for the years ended December 31, 2000, 2001 and 2002 was as follows:

	Options	Weighted Average Exercise Price
Outstanding at December 31, 1999	—	—
Granted	871,385	$ 6.41
Exercised	—	—
Forfeited	(39,785)	(5.27)
Outstanding at December 31, 2000	831,600	6.46
Granted	372,500	15.20
Exercised	(43,100)	(5.27)
Forfeited	(31,850)	(5.55)
Outstanding at December 31, 2001	1,129,150	9.42
Granted	**334,750**	**9.65**
Exercised	**(16,695)**	**(5.27)**
Forfeited	**(79,650)**	**(10.21)**
Outstanding at December 31, 2002	**1,367,555**	**$ 9.48**
Exercisable at December 31, 2000	—	**$ —**
Exercisable at December 31, 2001	107,290	**$ 6.46**
Exercisable at December 31, 2002	**316,987**	**$ 8.27**
The weighted average fair value of options granted in 2002 was		$ 0.93
The weighted average fair value of options granted in 2001 was		$ 1.58
The weighted average fair value of options granted in 2000 was		$ 1.76

The following table summarizes information about stock options outstanding and exercisable at December 31, 2002:

Options Outstanding				Options Exercisable	
Range of Exercise Prices	Number of Options Outstanding at December 31, 2002	Weighted-Average Remaining Contractual Life in Years	Weighted-Average Exercise Price	Options Exercisable at December 31, 2002	Weighted-Average Exercise Price
$5.27—$9.95	732,055	7.29	$5.44	228,400	$5.34
$9.96—$19.85	635,500	8.61	14.13	88,587	15.81
	1,367,555	**7.90**	**$9.48**	**316,987**	**$8.27**

The Company accounts for stock-based compensation using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and has adopted the disclosure-only alternative of SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") and SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure" (SFAS 148). Under APB 25, because the exercise price of the Company's stock options granted to employees equaled the fair market value of the underlying stock on the date of grant, no compensation expense was recognized.

Stock options granted to non-employees, including Scientific Advisory Board Members, are accounted for in accordance with Emerging Issues Task Force Issue No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring or in Conjunction with Selling, Goods or Services," which requires the value of such options to be remeasured as they vest over a performance period. The fair value of such options is determined using the Black-Scholes model and the resulting charge is recognized as the related services are performed. The Company recorded approximately $181,000 and $238,000 of compensation expense and $39,000 of compensation income relating to non-employee grants during the years ended December 31, 2000, 2001 and 2002, respectively.

Pro forma information, as disclosed in significant accounting policies, regarding net income and earnings per share is required by SFAS No. 123 and SFAS No. 148, which also requires that the information be determined as if the Company has accounted for its employee stock options under the fair value method. The fair value of these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for 2002: risk-free interest rates ranging from 1.63% to 4.20%; expected dividend yield of 0%; volatility factor of 1.169 and a weighted-average expected life of the options of three-to-five years. The following weighted-average assumptions for 2001: risk-free interest rates ranging from 2.18% to 3.80%; expected dividend yield of 0%; volatility factor of 1.362 and a weighted-average expected life of the options of three-to-five years. The following weighted-average assumptions for 2000: risk-free interest rates ranging from 5.45% to 6.65%; expected divided yield of 0%; volatility factor of 0.051 to 0.386; and weighted-average expected life of the options of three-to-five years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

9. Segment and Geographic Information

The Company operates in one business segment and engages in the design, manufacturing and marketing of proprietary life science systems, process analysis systems and analytical instruments based primarily on mass spectrometry technology.

Geographic Areas

Information concerning principal geographic areas is as follows:

(in thousands)

Year ended December 31,	2000	2001	2002
Net revenues from external customers[1]			
Americas	$22,305	$22,063	**$36,132**
Europe	48,210	61,670	**61,768**
Rest of World	6,087	8,958	**18,468**
	$76,602	$92,691	**$116,368**

(1)Net revenues are attributable to geographic areas based on the region of sale.

December 31,	2000	2001	2002
Long lived assets (excluding intangible assets)			
Americas	$1,655	$4,379	**$15,244**
Europe	24,142	32,908	**37,074**
Rest of World	184	106	**245**
	25,981	37,393	**52,563**
Intangible assets and deferred tax assets	1,882	1,454	**3,390**
Property, plant and equipment, net and intangible and other assets	$27,863	$38,847	**$55,953**
Net assets (liabilities)			
Americas	$117,674	$119,622	**$108,595**
Europe	13,762	17,275	**29,575**
Rest of World	63	(400)	**(556)**
	131,499	136,497	**137,614**
Elimination entries	(7,327)	(8,950)	**(11,236)**
	$124,172	$127,547	**$126,378**

10. Related-Party Transactions

The Company is affiliated, through common stockholders, with several other entities which use the Bruker name. The Company and its affiliates have entered into a sharing agreement which provides for the sharing of specified intellectual property rights, services, facilities and other related items.

The Company recognized sales to affiliated entities of approximately $9.4 million in 2000, $4.1 million in 2001 and $5.8 million in 2002 and purchases from affiliated entities of approximately $5.6 million in 2000, $3.5 million in 2001 and $5.3 million in 2002.

The Company has investments in three non-affiliated companies. The Company recognized sales to these companies, GeneProt, Inc., GeneFormatics, Inc. and Affinium Pharmaceuticals Inc., of approximately $1.4 million, $0 and $0, respectively, in 2000, $6.0 million, $0.3 million and $0, respectively, in 2001 and $510,000, $0 and $194,000, respectively, in 2002. These sales were recorded at arm's length conditions and in the normal course of business. There were no purchases from any of these companies in 2000, 2001 or 2002.

In 2000, 2001 and 2002, various Bruker affiliates provided administrative and other services (including office space) to the Company at a cost of approximately $443,000, $894,000 and $939,000 respectively, based on an assessment of the estimated fair market value of such services.

In 2000, the Company purchased land from a principal shareholder for $742,000, the estimated fair market value.

On November 28, 2002, the Company issued 109,800 shares or our restricted common stock, par value-$0.01 per share, to Dr. Dieter Koch, Managing Director of Bruker Daltonik GmbH and a Director of Bruker Daltonics Inc., valued at approximately $593,000 and cash of $593,000 in exchange for his minority interest in Bruker Saxonia Analytik GmbH, a majority-owned subsidiary of Bruker Daltonik GmbH. The shares of our common stock were issued pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended, afforded by Section 4(2) of this act.

11. Employee Benefit Plans

The Company maintains or sponsors various defined contribution retirement plans that cover domestic and international employees. The Company may make contributions to these plans at its discretion. Retirement benefits earned are generally based on years of service and compensation during active employment. Eligibility is generally determined in accordance with local statutory requirements. However, the level of benefits and terms of vesting may vary among plans. The Company contributed approximately $199,000, $315,000 and $300,000 in 2000, 2001 and 2002, respectively.

12. Commitments and Contingencies

License Agreements

The Company has entered into license agreements allowing it to utilize certain patents. If these patents are used in connection with a commercial product sale, the Company pays royalties ranging from 0.15% to 5.00% on the related product revenues. Licensing fees for the years ended December 31, 2000, 2001 and 2002 were approximately $238,000, $405,000 and $1.2 million, respectively.

Grants

The Company had a grant from the National Institute of Standards and Technology (NIST) Advanced Technology Program, which commenced on March 1, 1995 and ran through February 28, 2000. This grant was for the development of a DNA sequencing time-of-flight mass spectrometer with a total project cost of $7.0 million, of which $3.5 million was reimbursed from NIST. The Company's expenditures were $703,000, $0 and $0 in 2000, 2001 and 2002, respectively. Amounts reimbursed from NIST were approximately $226,000, $0 and $0 in 2000, 2001 and 2002, respectively, and are classified in other revenues.

The Company's wholly-owned subsidiary, Bruker Daltonik GmbH is the recipient of grants from German government authorities. The grants were made in connection with the Company's development of specific spectrometers and components of spectrometers. Total grants awarded amount to $5.6 million and expire through June 30, 2005. Amounts received under these grants during 2000, 2001 and 2002 totaled $1.2 million, $926,000 and $218,000, respectively, and are classified in other revenues. Total expenditures related to these grants were $2.7 million, $1.0 million and $1.3 million in 2000, 2001 and 2002, respectively.

Legal

Since December 31, 1996, the Company had been involved in patent litigation with a competitor, Finnigan, a subsidiary of Thermo Electron Corporation. In August 2001, the companies reached a comprehensive settlement agreement related to this litigation. The settlement agreement provides for the dismissal of all pending suits, the waiving of all damages, and a framework of licensing and arbitration for potential future patent disputes between the companies in the field of ion trap mass spectrometry (ITMS). The settlement allows both companies, as well as their distributors, to sell their unmodified ITMS systems effective immediately. As a result, the Company reduced its patent litigation accrual by approximately $1.9 million in the third quarter of 2001 and $985,000 during 2002. The additional reduction in 2002 brought the patent litigation accrual to zero as the Company believes no further liability exists.

The Company incurred a special charge during the fourth quarter of 2002 in connection with a contract its German and Swiss subsidiaries have with the U.K. Ministry of Defense. It consisted of an additional reserve in the amount of $700,000, which represents the projected further increase in cost for rework and retesting on the contract due to various technical problems associated with meeting the contract requirements. The Company previously incurred a charge on this same contract in the fourth quarter of 2000, as the Company was required to make considerable design changes to our product at that time, and this increased the cost of contract performance. This earlier reserve from fourth quarter of 2000 is still on the Company's books at $800,000.

In addition, as the Company previously reported during the third quarter of 2001, the Company also has on its books a reserve of $1.7 million in connection with the possible imposition of liquidated damages pursuant to this contract, even though the Company strongly disputes their applicability, and believe in fact that the Company is owed additional development funding by the U.K. MOD. At this time, the Company's German and Swiss subsidiaries are making strong efforts to deliver product which is deemed acceptable by the U.K. MOD, and further tests are currently occurring under the auspices of the MOD. Management will continue to monitor the situation closely.

Other lawsuits, claims and proceedings of a nature considered normal to its businesses may be pending from time to time against the Company. The Company believes the outcome of these proceedings, if any, will not have a material impact on the Company's financial position or results of operations.

Restructuring Charge

The Company recorded a restructuring charge for the three months ended June 30, 2002 of approximately $1.5 million primarily related to a workforce reduction of approximately 50 employees. The charge consisted primarily of employee severance, professional fees and outplacement services. During the third and fourth quarters of 2002, the Company recorded a credit of approximately $1.0 million against this reserve to reflect a revised estimate for the actual employee severance costs. This credit is reflected in the income statement under the heading of Special charges (credits). As of December 31, 2002 a total of $300,000 has been paid to date and an accrual of $200,000 remains in accrued expenses for the 27 employees affected by the workforce reduction.

13. Earnings Per Share

The following table sets for the computation of basic and diluted average shares outstanding for the period indicated (in thousands):

(in thousands)

December 31,	2000	2001	2002
Average shares outstanding—basic	49,269	54,825	**54,812**
Net effect of dilutive stock options—based on treasury stock method	653	353	**—**
Average shares outstanding—dilutive	49,922	55,178	**54,812**

14. Quarterly Information (Unaudited)

A summary of operating results for the quarterly periods in the two years ended December 31, 2002 is set forth below:

(in thousands, except per share data)

Year Ended December 31, 2002	Quarter Ended March 31	June 30	September 30	December 31
Net revenues	$25,783	$27,948	$29,694	$32,943
Operating income from continuing operations	1,348	440	2,657	1,300
Net income (loss)	941	(4,192)	1,673	(4,622)
Net income (loss) per share — basic and diluted	$0.02	$(0.08)	$0.03	$(0.08)

During the second and fourth quarters of 2002, the Company took a $4.4 million and $5.2 million charge, respectively, due to the write-down of investments in other companies.

Year Ended December 31, 2001	Quarter Ended March 31	June 30	September 30	December 31
Net revenues	$21,908	$22,310	$23,789	$24,684
Operating income from continuing operations	667	575	972	1,059
Net income	945	833	925	934
Net income per share — basic and diluted	$0.02	$0.02	$0.02	$0.02

Worldwide Offices & Distributors

Australia
Bruker Daltonics Pty. Ltd.
Unit 7, 163 McEvoy St.
P.O. Box 202
Alexandria, NSW 2015
Tel: (61) 2 95506422
Fax: (61) 2 06603687
Email: sales@bruker-daltonics.com.au

Belgium
Bruker Daltonics SPRL/BVBA
Rue de Genèvestraat 6/B3
B-1140 Brussels
Tel: +32 2 726 7626
Fax: +32 2 726 8282
Email: daltonics@bruker.be
bruker@bruker.be

Canada
Bruker Daltonics Ltd.
555 Steeles Ave.
Milton, Ontario L9T 1Y6
Tel: (1) (905) 876 4641
Fax: (1) (905) 876 4421
Email: MS_info@bruker.ca

Central America & South America
Bruker Daltonics Inc.
40 Manning Road
Billerica, MA 01821
Tel: (1) (978) 663 3660
Fax: (1) (978) 663 2471
Email:
CentralAndSouthAmerica@bdal.com

Czech Republic
Scientific Instruments Brno s.r.o.
Havlickova 86
602 00 Brno
Tel: +420 (5) 4324 4764
Fax: 420 (5) 4324 0358
Email: sib@sib.anet.cz

Denmark
Bruker Daltonics Scandinavia AB
Kocksvej 22
DK-3600 Frederikssund
Tel: +45 2021 5444
Fax: +45 4731 7441
Email: mt@bruker.se

France
Bruker Daltonique
34 Rue de L'Industrie
67166 Wissembourg/Cedex
Tel: +33 (0)3 88 06 60 50
Fax: +33 (0)3 88 73 68 79
Email: infomasse@bruker.fr

Germany
Bruker Daltonik GmbH
Fahrenheitstrasse 4
28359 Bremen
Tel:(49) 421 2205 200
Fax: (49) 421 2205 103
Email: sales@bdal.de

Bruker Daltonik GmbH
Permoserstrasse 15
04318 Leipzig
Tel: (49) 341 2431 30
Fax: (49) 341 2431 404
Email: sales@bdal.de

Greece
Malva Ltd.
13 Ilission, N. Kifissia
14564 Athens, Greece
Tel: +30 (10) 8000 904
Fax: +30 (10) 8001 424
Email: sales@malva.gr

Hungary
Flextra Lab KFT.
Jokai u. 26/c
1195 Budapest, Hungary
Tel: +36 (1) 2827800
Fax: +36 (1) 2827801
Email: flextra@axelero.hu

India
Bruker India Scientific Pvt. Ltd.
522, Raj Mahal Vilas Extn
11th 'a' cross
560 080 Bangalore
Tel: 0091-80-3612520
Fax: 0091-80- 3616962.
Email: brukerbg@vsnl.com

Israel
Eldan Electronic Instr. Co. Ltd.
21 Ha'Melacha St.
Idan Twin Building, New Industrial Park Afek
48091 Rosh Ha'Ayin
Tel: +972 (3) 902 1330
Fax: +972 (3) 902 1331
Email: andrey@eldan.biz

Italy
Bruker Daltonics S.r.l.
Via G. Pascoli, 70/3
I-20133 Milan
Tel: (39) 02 70636370
Fax: (39) 02 2361294
Email: bruker@bdal.it

Japan
Nihon Bruker Daltonics K.K.
Sales & Technical Support Center Yokohama
9-A6F,Moriyacho 3-chome
Kanagawa-ku Yokohama-city
KANAGAWA 221-0022
Tel: (81) 45-440-0471
Fax: (81) 45-440-0472
Email: info@bruker-daltonics.jp

Osaka Office
8-29, Nishimiyahara 1-chome
Yodogawa-ku Osaka-city
OSAKA 532-0004
Tel: (81) 6-6396-8211
Fax (81) 6-6396-1118
Email: info@bruker-daltonics.jp

Head Office
21-5,Ninomiya 3-chome
Tsukuba-city
IBARAKI 305-0051
Tel: (81) 298-52-3510
Fax: (81) 298-52-6729
Email: info@bruker-daltonics.jp

Malaysia
Bruker (Malaysia) Sdn Bhd
303, Block A, Mentari Business Park
No.2, Jalan PJS 8/5
Dataran Mentari
46150 Petaling Jaya
Selangor, Malaysia
Tel: (603) 56218303
Fax: (603) 56219303
Email: bruker1@tm.net.my

Mexico
Bruker Mexicana S.A. de C.V.
Pico de Sorata 280, No. 5
Col. Jardines en la Montana
Mexico, D.F. CP 14210
Tel: (52) 55 56305747
Fax: (52) 55 56305746
Email: david.vargas@bruker.com

Netherlands
Bruker Daltonics B.V.
PO Box 88
Bruynvisweg 18
NL 1531 AB Wormer
Tel: (31) 075 6285251
Fax: (31) 075 6289771
Email: daltonics@bruker.nl

People's Republic of China
Bruker Daltonics Inc.
Beijing Representative Office
Everbright International Trust Mansion
Suites 5113-5115
11 Zhong Guan Cun South Avenue
Beijing 100081, P.R. China
Tel: (86) (10) 6847
4093/4095/1487
Fax: (86) (10) 6847 4109
Email: hank.wang@bruker.com.cn

Portugal
Dias de Sousa, Analytical and Scientific Instrumentation, S.A.
Praceta Anibal Faustino, 6-B
Quinta da Piedade
2626-505 Povoa de Sta, Iria
Tel: +351 21 953 31 20
Fax: +351 21 953 31 29
Email: ds@dias-de-sousa.pt

Russia
Bruker Ltd.
Russia, 119991 Moscow
Leninskij Prospekt, 47
IOCH RAN
Tel: +7 (095) 502-9006
Fax: +7 (095) 502-9007
Email: info@bruker.ru

Scandinavia
Bruker Daltonics Scandinavia AB
Polygonvägen 79
SE-187 66 Täby
Tel: +46 8 4463630
Fax: +46 8 6301281
Email: ms@bruker.se

Singapore
Bruker Daltonics Singapore PTE
77 Science Park Dr.
#01-10 CINTECH III
Singapore 118256
Tel: +65 (6774) 7702
Fax: +65 (6774) 7703
Email: sales@bruker.com.sg

South Africa
Bruker Daltonics SA (Pty) Limited
PO Box 1091
2060 Cramerview
Tel: +27 (11) 463 6040
Fax: +27 (11) 463 6289
Email: pari.antalis@bruker.co.za

South Korea
Daeyang Scientific
Sunleung Bldg. 1F, 683-26
Yeoksamdong, Kangnamku
135-080 Seoul
Tel: +82 (2) 5660033
Fax: +82 (2) 5666497
Email: sales@bruker.co.kr

Spain
Bruker Española, S.A.
Parque Empresarial San Fernando
Edificio Berlin – Planta Baja
28830 San Fernando de Henares (MADRID)
Tel: (34) 91 6 559 013
Fax: (34) 91 6 566 237
Email: bruker@bruker.es

Switzerland
Bruker Daltonics GmbH
Industriestr. 26
CH-8117 Faellanden
Tel: +41 (1) 825-9111
Fax: +41 (1) 825-9696
Email: daltonics@bruker.ch

Taiwan (Republic of China)
Bruker Daltonics Inc.
Taiwan Representative Office
5F-3, No. 1, Sec. 1
Chung Yang Rd.
San Chung City
Taipei, Taiwan
Tel: (886) 2 8982 3710
Fax: (886) 2 8982 3711
Email: bruker@ms34.hinet.net

Thailand
Bruker BioSpin AG
Lertpanya Building, Suite 1407
41 Soi Lertpanya Sri Lertpunya Road
Khet Rajathewee Bangkok 10400
Thailand
Tel: 66-2-6426900
Fax: 66-2-6426901
Email: psbsea@bruker.co.th
maibsea@bruker.co.th

United Kingdom
Bruker Daltonics Ltd.
Banner Lane
Coventry CV4 9GH
Tel: (44) 24 76 85 52 00
Fax: (44) 24 76 46 53 17
Email: sales@daltonics.bruker.co.uk

United States
North American Headquarters
Bruker Daltonics Inc.
40 Manning Road
Billerica, MA 01821
Tel: (1) (978) 663 3660
Fax: (1) (978) 663 2471
Email: ms-sales@bdal.com

Bruker Daltonics Inc.
Regional Customer Center
2859 Bayview Dr.
Fremont, CA 94538
Tel: (1) (510) 683-4303
Fax: (1) (510) 490-6586
Email: ms-sales@bdal.com

World Headquarters

United States
Bruker Daltonics Inc.
40 Manning Road
Billerica, MA 01821
Tel: (1) (978) 663 3660
Fax: (1) (978) 663 2471
Email: ms-sales@bdal.com

Germany
Bruker Daltonik GmbH
Fahrenheitstrasse 4
28359 Bremen
Tel: (49) 421 2205 200
Fax: (49) 421 2205 103
Email: sales@bdal.de

Bruker Daltonik GmbH
Permoserstrasse 15
04318 Leipzig
Tel: (49) 341 2431 30
Fax: (49) 341 2431 404

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